Prospectus Supplement                              Rule 424(b)(3)
(To Prospectus dated July 13, 2004)                (Registration No. 333-117147)

                               MOTIENT CORPORATION

                                15,134,444 SHARES

                                  COMMON STOCK

                          ----------------------------

         This prospectus supplement supplements the prospectus dated July 13, 2004, relating solely to the offer and sale by the selling stockholders identified in the prospectus of up to 15,314,444 shares of our common stock. This prospectus supplement includes:

- Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

                          ----------------------------

         The purchase of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of the prospectus for a discussion of factors that you should carefully consider before purchasing the shares offered by the prospectus and this prospectus supplement.

                          ----------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                          ----------------------------

           The date of this prospectus supplement is August 16, 2004.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                    FORM 10-Q
             QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2004
                           COMMISSION FILE NO. 0-23044
                                 _______________

                               MOTIENT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                   93-0976127
  (State or other jurisdiction of        (I.R.S. Employee Identification Number)
   Incorporation or organization)

                            300 KNIGHTSBRIDGE PARKWAY
                             LINCOLNSHIRE, IL 60069
                                  847-478-4200
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 _______________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

Number of shares of common stock outstanding at August 10, 2004: 33,329,359

================================================================================

                               MOTIENT CORPORATION
                                    FORM 10-Q
                       FOR THE PERIOD ENDED JUNE 30, 2004

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                     PART I
                              FINANCIAL INFORMATION

        Item 1. Financial Statements

               Consolidated Statements of Operations for the Three and Six
               Months Ended June 30, 2003 and 2004                             3

               Consolidated Balance Sheets as of June 30, 2004 and December
               31, 2003                                                        4

               Condensed Consolidated Statements of Cash Flows for the Six
               Months Ended June 30, 2003 and 2004                             5

               Notes to Consolidated Financial Statements                      6

        Item 2. Management's Discussion and Analysis of Financial
                Condition and Results of Operations                           26

        Item 3. Quantitative and Qualitative Disclosures about Market Risk    49

        Item 4. Controls and Procedures                                       49

                                     PART II
                                OTHER INFORMATION

        Item 1. Legal Proceedings                                             54

        Item 2. Changes in Securities and Use of Proceeds                     54

        Item 3. Defaults Upon Senior Securities                               55

        Item 6. Exhibits and Reports on Form 8-K                              55

PART I- FINANCIAL INFORMATION
-----------------------------

                                              ITEM 1. FINANCIAL STATEMENTS

                                          MOTIENT CORPORATION AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                          (in thousands, except per share data)

                                                             THREE MONTHS    THREE MONTHS     SIX MONTHS      SIX MONTHS
                                                             ENDED JUNE 30,  ENDED JUNE 30,  ENDED JUNE 30,  ENDED JUNE 30,
                                                                 2004            2003            2004            2003
                                                             -------------   -------------   -------------   -------------
                                                              (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
REVENUES
   Services and related revenue                              $     10,156    $     13,984    $     20,117    $     27,547
   Sales of equipment                                               1,283           1,008           2,822           1,815
                                                             -------------   -------------   -------------   -------------

      Total revenues                                         $     11,439    $     14,992    $     22,939    $     29,362
                                                             -------------   -------------   -------------   -------------

COSTS AND EXPENSES

   Cost of services and operations (including stock-based
   compensation of $1,454 and $1,959, respectively for the
   three and six months ended June 30, 2004; exclusive of
   depreciation and amortization below)                            10,412          13,884          21,764          27,538
   Cost of equipment sold (exclusive of depreciation and
   amortization below)
   Sales and advertising (including stock-based                     1,257           1,125           2,766           2,122
   compensation of $529 and $889, respectively, for the
   three and six months ended June 30, 2004; exclusive of
   depreciation and amortization below)                               860           1,475           1,892           2,717
   General and administrative (including stock-based
   compensation of $453 and $1,029, respectively,  for the
   three and six months ended June 30, 2004; exclusive of
   depreciation and amortization below)                             2,524           3,287           4,876           6,547
   Restructuring Charges                                            5,110              --           6,264              --
   Depreciation and amortization                                    4,112           5,587           8,385          10,858
                                                             -------------   -------------   -------------   -------------
   Total Costs and Expenses                                        24,275          25,358          45,947          49,782
                                                             -------------   -------------   -------------   -------------

   Operating loss                                                 (12,836)        (10,366)        (23,008)        (20,420)
                                                             -------------   -------------   -------------   -------------

   Interest expense, net                                           (1,273)         (1,642)         (3,039)         (2,954)
   Write-off of deferred financing fees                            (8,052)             --          (8,052)             --
   Other income, net                                                  191              --             199             807
   Other income from Aether                                           662           1,286           1,307           1,776
   Gain on asset disposal                                               2              --              --              --
   Gain on debt and capital lease retirement                          802              --             802              --
   Equity in loss of Mobile Satellite Ventures                     (2,608)         (2,288)         (4,838)         (4,613)
                                                             -------------   -------------   -------------   -------------

   Net (loss)                                                $    (23,112)   $    (13,010)   $    (36,629)   $    (25,404)
                                                             =============   =============   =============   =============

Basic and Diluted (Loss) Per Share of Common Stock:
   Net (Loss), basic and diluted                             $      (0.79)   $      (0.52)   $      (1.34)   $      (1.01)

Weighted-Average Common Shares Outstanding - basic and
  diluted                                                          29,338          25,116          27,285          25,107
                                                             =============   =============   =============   =============

                     The accompanying notes are an integral part of these consolidated financial statements.

                                                           3

                           MOTIENT CORPORATION AND SUBSIDIARIES
                                CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share and per share data)

                                                                   JUNE 30,   DECEMBER 31,
                                                                     2004         2003
                                                                  ----------   ----------
ASSETS                                                            (UNAUDITED)  (AUDITED)
CURRENT ASSETS:
   Cash and cash equivalents                                      $  12,172    $   3,618
   Restricted cash and short-term investments                         1,438          504
   Accounts receivable-trade, net of allowance for doubtful
     accounts of $704 at June 30, 2004 and $759 at
     December 31, 2003                                                3,416        3,804
   Inventory                                                            192          240
   Due from Mobile Satellite Ventures, net                               95           93
   Deferred equipment costs                                           2,212        3,765
   Assets held for sale                                                 271        2,734
   Other current assets                                               1,686        5,091
                                                                  ----------   ----------
      Total current assets                                           21,482       19,849
                                                                  ----------   ----------

RESTRICTED INVESTMENTS                                                   51        1,091
PROPERTY AND EQUIPMENT, net                                          23,608       31,381
FCC LICENSES AND OTHER INTANGIBLES, net                              71,213       74,021
INVESTMENT IN AND NOTES RECEIVABLE FROM MSV                          15,772       22,610
DEFERRED CHARGES AND OTHER ASSETS                                     5,066        8,076
                                                                  ----------   ----------
      TOTAL ASSETS                                                $ 137,192    $ 157,028
                                                                  ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued expenses                             12,159       12,365
   Deferred equipment revenue                                         2,223        3,795
   Deferred revenue and other current liabilities                     6,387       11,005
   Notes payable, including accrued interest thereon                 23,405           --
   Vendor financing commitment, current                                  --        2,413
   Obligations under capital leases, current                             --        1,454
                                                                  ----------   ----------
      Total current liabilities                                      44,174       31,032
                                                                  ----------   ----------

LONG-TERM LIABILITIES
   Capital lease obligations, net of current portion                     --        1,642
   Vendor financing commitment, net of current portion                   --        2,401
   Notes payable, including accrued interest thereon                     --       22,885
   Term credit facility, including accrued interest
     thereon                                                             --        4,914
   Other long-term liabilities                                          290        1,347
                                                                  ----------   ----------
      Total long-term liabilities                                       290       33,189
                                                                  ----------   ----------
      Total liabilities                                              44,464       64,221
                                                                  ----------   ----------

COMMITMENTS AND CONTINGENCIES                                            --           --

STOCKHOLDERS' EQUITY:
   Preferred Stock; par value $0.01; authorized 5,000,000
   shares at June 30, 2004 and December 31, 2003, no shares
   issued or outstanding at June 30, 2004 or December 31, 2003           --           --
   Common Stock; voting, par value $0.01; 100,000,000
   shares authorized and 29,773,089 and 25,196,840 shares
   issued and outstanding at June 30, 2004 and at December
   31, 2003, respectively                                               298          252
   Additional paid-in capital                                       220,168      198,743
   Common stock purchase warrants                                    30,571       15,492
   Accumulated deficit                                             (158,309)    (121,680)
                                                                  ----------   ----------
STOCKHOLDERS' EQUITY                                                 92,728       92,807
                                                                  ----------   ----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 137,192    $ 157,028
                                                                  ==========   ==========

 The accompanying notes are an integral part of these consolidated financial statements.

                      MOTIENT CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND THE SIX MONTHS ENDED JUNE 30, 2003
                                 (in thousands)

                                                           SIX MONTHS  SIX MONTHS
                                                           ENDED JUNE  ENDED JUNE
                                                            30, 2004    30, 2003
                                                            ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                           $(36,629)   $(25,404)
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
   Depreciation and amortization                               8,385      10,814
   Equity in loss of  MSV                                      4,838       4,613
   Restructuring charges, fixed asset disposals                2,847          --
   (Gain) loss on disposal of assets                              --         580
   Gain on debt restructuring                                   (802)       (405)
   Write-off of deferred financing fees                        8,052          --
   Non cash amortization of deferred financing costs           1,571          --
   Non cash stock compensation                                 3,877       1,244
   Changes in assets and liabilities, net of acquisitions
   and dispositions:
     Inventory                                                    48         239
     Accounts receivable-- trade                                 388         927
     Other current assets                                      6,308       1,222
     Accounts payable and accrued expenses                    (1,991)      1,469
     Accrued interest                                            575         998
     Deferred revenue and other deferred items                (5,697)        164
                                                            ---------   ---------
   Net cash (used in) operating activities                    (8,230)     (3,539)
                                                            ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from MSV note                                    2,000          --
     Proceeds from sale of property and equipment                  2          --
     Proceeds (purchase) of restricted investments               106          83
     Additions to property and equipment, net                   (653)         --
                                                            ---------   ---------
     Net cash provided by investing activities                 1,455          83
                                                            ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments under capital leases                  (2,419)     (1,357)
     Principal payments under vendor financing                  (682)       (438)
     Repayment from term loan                                 (6,785)         --
     Proceeds from term credit facility                        1,500       3,000
     Proceeds from issuance of stock                          23,188          --
     Proceeds from issuance of employee stock options          1,003          --
     Stock issuance costs and other charges                     (476)         --
     Debt issuance costs and other charges                        --        (537)
                                                            ---------   ---------
Net cash provided by (used in) financing activities           15,329        (668)
                                                            ---------   ---------
Net increase (decrease) in cash and cash equivalents           8,554      (2,788)
                                                            ---------   ---------
CASH AND CASH EQUIVALENTS, beginning of period                 3,618       5,840
CASH AND CASH EQUIVALENTS, end of period                    $ 12,172    $  3,052
                                                            =========   =========

              The accompanying notes are an integral part of these
                  consolidated condensed financial statements.

                      MOTIENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2004
                                   (UNAUDITED)

1.  ORGANIZATION AND BUSINESS

Motient Corporation (with its subsidiaries, "Motient" or the "Company") provides two-way mobile communications services principally to business-to-business customers and enterprises. Motient serves a variety of markets including mobile professionals, telemetry, transportation and field service. Motient provides its eLink(sm) brand two-way wireless email services to customers accessing email through corporate servers, Internet Service Providers, Mail Service Provider accounts, and paging network service providers. Motient also offers BlackBerry TM by Motient, a wireless email solution developed by Research In Motion Ltd. ("RIM") and licensed to operate on Motient's network. BlackBerry TM by Motient is designed for large corporate accounts operating in a Microsoft Exchange(R) or Lotus Notes(R) environment. The Company considers the two-way mobile communications service described in this paragraph to be its core wireless business.

Motient has six wholly-owned subsidiaries and a 29.5% interest (assuming conversion of all outstanding convertible notes) in Mobile Satellite Ventures LP ("MSV"). For further details regarding Motient's interest in MSV, please see "- Mobile Satellite Ventures LP" below. Motient Communications Inc. ("Motient Communications") owns the assets comprising Motient's core wireless business, except for Motient's Federal Communications Commission ("FCC") licenses, which are held in a separate subsidiary, Motient License Inc. ("Motient License"). Motient License is a special purpose wholly-owned subsidiary of Motient Communications that holds no assets other than Motient's FCC licenses. Motient's other four subsidiaries hold no material operating assets other than the stock of other subsidiaries and Motient's interests in MSV. On a consolidated basis, we refer to Motient Corporation and its six wholly-owned subsidiaries as "Motient."

Motient is devoting its efforts to maintaining its core wireless business, while also focusing on cost-cutting efforts. These efforts involve substantial risk. Future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. Depending on their extent and timing, these factors, individually or in the aggregate, could have an adverse effect on the Company's financial condition and future results of operations. In recent periods, certain factors have restrained Motient's ability to generate revenue growth at the pace required to enable it to generate cash in excess of its operating expenses. These factors include competition from other wireless data suppliers and other wireless communications providers with greater resources, the loss of UPS as a primary customer, cash constraints that have limited Motient's ability to generate greater demand, unanticipated technological and development delays and general economic factors. Motient's results in recent periods, including the period covered by this report, have also been hindered by the downturn in the economy and capital markets.

For a discussion of certain significant recent developments and trends in Motient's business after the end of the period covered by this report, please see Note 6 ("Subsequent Events").

MOBILE SATELLITE VENTURES LP

On June 29, 2000, the Company formed a joint venture subsidiary, Mobile Satellite Ventures LP (formerly known as Mobile Satellite Ventures LLC) ("MSV"), in which it owned, until November 26, 2001, 80% of the membership interests, in order to conduct research and development activities. In June 2000, three investors unrelated to Motient purchased 20% of the interests in MSV for an aggregate price of $50 million. The minority investors had certain participating rights which provided for their participation in certain business decisions that were made in the normal course of business, therefore, the Company's investment in MSV has been recorded for all periods presented in the consolidated financial statements pursuant to the equity method of accounting. On November 26, 2001, Motient sold the assets comprising its satellite communications business to MSV, as part of a transaction in which certain other parties joined MSV, including TMI Communications and Company, Limited Partnership ("TMI"), a Canadian satellite services provider. In this transaction, TMI also contributed its satellite communications business assets to MSV. As part of this transaction, Motient received, among other proceeds, a $15 million promissory note issued by MSV and purchased a $2.5 million convertible note issued by MSV.

In July 2002, MSV commenced a rights offering seeking total funding in the amount of $3.0 million. While the Company was not obligated to participate in the offering, the Company's board determined that it was in the Company's best interests to participate so that its interest in MSV would not be diluted. On August 12, 2002, the Company funded an additional $957,000 to MSV pursuant to this offering, and received a new convertible note in such amount. This rights offering did not impact the Company's ownership position in MSV.

In January 2001, MSV had filed a separate application with the FCC with respect to MSV's plans for a new generation satellite system utilizing ancillary terrestrial components, or "ATC". In January 2003, MSV's application with the FCC with respect to MSV's plans for a new generation satellite system utilizing ATC was approved by the FCC. The order granting such approval (the "ATC Order") requires that licensees, including MSV, submit a further application with the FCC to seek approval of the specific system incorporating ATC that the licensee intends to use. MSV has filed an application for ATC authority, which is pending. MSV has also filed a petition for reconsideration with respect to certain aspects of the ATC Order. In January 2004, certain terrestrial wireless providers petitioned the U.S. Court of Appeals for the District of Columbia to review the FCC's decision to grant ATC to satellite service providers. Oral arguments in this case occurred in May 2004, but a decision has not yet been issued by the court.

On August 21, 2003, two investors in MSV (excluding Motient) invested an additional $3.7 million in MSV in exchange for Class A preferred units of limited partnership interests in MSV. MSV used the proceeds from this investment to repay other indebtedness that is senior in its right of repayment to the Company's promissory note. Under the terms of MSV's amended and restated investment agreement, these investors had the option of investing an additional $17.6 million in MSV by December 31, 2003; however, if, prior to this time, the FCC had not issued a decision addressing MSV's petition for reconsideration with respect to the ATC Order, the option was automatically extended to March 31, 2004. As of the closing of the initial investment on August 21, 2003 and as of June 30, 2004, the Company's percentage ownership of MSV was approximately 29.5%, assuming conversion of all outstanding convertible notes.

On April 2, 2004, the $17.6 million above-mentioned investment in MSV was consummated. In connection with this investment, MSV's amended and restated investment agreement was amended to provide that of the total $17.6 million in proceeds, $5.0 million was used to repay certain outstanding indebtedness of

MSV, including $2.0 million of accrued interest under the $15.0 million promissory note issued to Motient by MSV. Motient was required to use 25% of the $2 million it received in this transaction, or $500,000, to and did make prepayments under its existing notes owed to Rare Medium Group, Inc. and Credit Suisse First Boston. The remainder of the proceeds from this investment were used by MSV for general corporate purposes. As of the closing of the additional investment on April 2, 2004, and at June 30, 2004, Motient's percentage ownership of MSV remained approximately 29.5%, assuming the conversion of all outstanding convertible notes.

On May 17, 2004, MSV was awarded its first patent on a next generation satellite system technology containing an ATC innovation. MSV believes that patent will support its ability to deploy ATC in a way that minimizes interference to other satellite systems, and addresses ways to mitigate residual interference levels using interference-cancellation techniques.

COST REDUCTION ACTIONS

Several factors have restrained the Company's ability to grow revenue at the rate it previously anticipated. These factors include the weak economy generally and the weak telecommunications and wireless sector specifically, the loss of UPS as a primary customer, the financial difficulty of several of the Company's key resellers, on whom it relies for a majority of its new revenue growth, and the Company's continued limited liquidity.

The Company has taken a number of steps recently to reduce operating and capital expenditures in order to lower its cash burn rate and improve its liquidity position.

REDUCTIONS IN WORKFORCE. The Company undertook a reduction in its workforce in February 2004. This action eliminated approximately 32.5% (54 employees) of its workforce and reduced employee and related expenditures by approximately $0.4 million per month.

CREDIT FACILITY REPAYMENT: On April 13, 2004, Motient repaid all amounts then owing under its term credit facility, including all principal and accrued interest thereon, in an amount of $6.8 million. The remaining availability under the credit facility of $5.7 million will be available for borrowing by the Company until December 31, 2004, subject to the lending conditions in the credit agreement.

TERMINATION OF MOTOROLA AND HEWLETT-PACKARD AGREEMENTS: In June 2004, the Company negotiated settlements of the entire amounts outstanding under its financing facilities with Motorola and its capital lease with Hewlett-Packard. The full amount due and owing under these agreements was a combined $6.8 million. The Company paid a combined $3.9 million in cash to Motorola and Hewlett-Packard and issued a warrant to Motorola to purchase 200,000 shares of the Company's common stock at a price of $8.68, in full satisfaction of the outstanding balances. At June 30, 2004 approximately $1.9 million of the Company's accounts payable related to the Motorola settlement. In the case of Hewlett-Packard, the Company took title to all of the leased equipment and software and the letter of credit securing this lease was cancelled; in the case of Motorola, there was no equipment or service that Motorola was obligated to provide. The Company recorded a gain on the extinguishment of debt in the amount of $0.7 million on the Hewlett Packard settlement. The Company recorded a gain of $0.1 million on the Motorola settlement.

Please see Note 3 ("Liquidity and Financing") and Note 6 ("Subsequent Events") for further discussion of this and other financing obligations.

NETWORK RATIONALIZATION. In the second quarter of 2004, we finalized plans to implement certain base station rationalization initiatives. These initiatives are anticipated to be completed by December 2004. These initiatives involve the de-commissioning of approximately 409 base stations from our network. We had 1,549 base stations in our network as of March 31, 2004. We are taking these actions in a coordinated effort to reduce network operating costs while also focusing on minimizing the potential impact to our customers communications and coverage requirements. This rationalization encompasses, among other things, the reduction of unneeded capacity across the network by de-commissioning under-utilized and un-profitable base stations as well as de-commissioning base stations that pass an immaterial amount of customer data traffic. In some cases, these base stations were originally constructed specifically to serve customers with nationwide requirements that are no longer customers of Motient. In certain instances, the geographic area that our network serves may be reduced by this process and customer communications may be impacted. We have discussed these changes to our network with many of our customers to assist them in evaluating the potential impact, if any, to their respective communications requirements. The full extent and effect of the changes to our network have yet to be determined, but based on internal analyses, we believe the de-commissioning of these base stations from our network will only impact approximately 1.5% of our network's current data traffic. As of July 31, 2004, we were approximately 85% complete with these network rationalization initiatives.

Please see Item 2 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") for further discussion of this network rationalization.

COMMUNICATION TECHNOLOGY ADVISORS LLC. Effective January 30, 2004, Motient hired Communications Technology Advisors LLC, or CTA, to serve as "Chief Restructuring Entity" and advise the Company on various ways to reduce cash operating requirements. The term of CTA's engagement was recently extended through December 2004. See Note 2 ("Related Parties") for further discussion of Motient's relationship with CTA.

Despite these initiatives, the Company continues to generate losses from operations, and there can be no assurances that it will ever generate income from operations.

CHANGES IN MANAGEMENT

On May 24, 2004 the board of directors designated Myrna J. Newman, the Company's controller and chief accounting officer, as the Company's principal financial officer. Simultaneously, the board of directors elected Christopher W. Downie to the position of executive vice president, chief operating officer and treasurer. Mr. Downie will remain as the Company's principal executive officer.

On May 6, 2004 the board of directors elected Raymond L. Steele to the Company's board of directors. The board of directors now consists of six members. Mr. Steele was also elected to the Company's audit committee.

Also on May 6, 2004 the board of directors elected Robert L. Macklin as the Company's general counsel and secretary.

CHANGE IN ACCOUNTANTS

On March 2, 2004, Motient dismissed PricewaterhouseCoopers LLP as its independent auditors effective immediately. The audit committee of the Company's board of directors approved the dismissal of PricewaterhouseCoopers. PricewaterhouseCoopers was previously appointed to audit Motient's consolidated financial statements for the period May 1, 2002 to December 31, 2002, and, by its terms, such engagement was to terminate upon the completion of services related to such audit. PricewaterhouseCoopers did not report on Motient's consolidated financial statements for such period or for any other fiscal period. On March 2, 2004, the audit committee engaged Ehrenkrantz Sterling & Co. LLC as Motient's independent auditors to replace PricewaterhouseCoopers to audit Motient's consolidated financial statements for the period May 1, 2002 to December 31, 2002. Ehrenkrantz Sterling & Co. LLC was also engaged to audit Motient's consolidated financial statements for the period ended December 31, 2003.

On June 1, 2004, Ehrenkrantz Sterling & Co. LLC merged with the firm of Friedman Alpren & Green LLP. The new entity, Friedman LLP has been retained by Motient and the Audit Committee of Motient's Board of Directors approved this decision on June 4, 2004.

For further details regarding the change in accountants, please see the Company's current report on Form 8-K filed with the SEC in April 23, 2003, the Company's amendment to current report on Form 8-K/A filed with the SEC on March 9, 2004 and the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on June 7, 2004.

SALE OF SMR LICENSES TO NEXTEL COMMUNICATIONS, INC.

On December 9, 2003, Motient Communications entered into an asset purchase agreement, under which Motient Communications will sell surplus licenses to Nextel for $2.75 million. In February 2004, the Company closed the sale of licenses covering approximately $2.2 million of the purchase price, and in April 2004, the Company closed the sale of approximately one-half of the remaining licenses. The transfer of the other half of the remaining licenses has been challenged at the FCC by a third-party. While the Company believes, based on the advice of counsel, that the FCC will ultimately rule in its favor, the Company cannot assure you that it will prevail, and, in any event, the timing of any final resolution is uncertain. None of these licenses are necessary for Motient's future network requirements. Motient has and expects to continue to use the proceeds of the sales to fund its working capital requirements and for general corporate purposes. The lenders under Motient Communications' term credit agreement consented to the sale of these licenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared by the Company and are unaudited. The results of operations for the three and six months ended June 30, 2004 are not necessarily indicative of the results to be expected for any future period or for the full fiscal year. In the opinion of management, all adjustments (consisting of normal recurring adjustments unless otherwise indicated) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2004, and for all periods presented have been made. Footnote disclosure has been condensed or omitted as permitted in interim financial statements.

CONSOLIDATION

The consolidated financial statements include the accounts of Motient and its wholly-owned subsidiaries. All significant inter-company transactions and accounts have been eliminated.

CASH EQUIVALENTS

The Company considers highly liquid investments with original or remaining maturities at the time of purchase of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

The Company considers highly liquid investments with original or remaining maturities at the time of purchase of between three months and one year to be short-term investments.

INVENTORY

Inventory, which consists primarily of communication devices and accessories, such as power supplies and documentation kits, is stated at the lower of cost or market. Cost is determined using the weighted average cost method. The Company periodically assesses the market value of its inventory, based on sales trends and forecasts and technological changes and records a charge to current period income when such factors indicate that a reduction to net realizable value is appropriate. The Company considers both inventory on hand and inventory which it has committed to purchase, if any.

Periodically, the Company will offer temporary discounts on equipment sales to customers. The value of this discount is recorded as a cost of sale in the period in which the sale occurs.

CONCENTRATIONS OF CREDIT RISK

For the six months ended June 30, 2004, five customers accounted for approximately 47% of the Company's service revenue, with one customer, SkyTel Communications, Inc. ("SkyTel"), accounting for more than 21%. No one customer accounted for more than 9% of the Company's net accounts receivable at June 30, 2004. For the six months ended June 30, 2003, five customers accounted for approximately 50% of the Company's service revenue, with two customers, United Parcel Service of America, Inc. ("UPS") and SkyTel, each accounting for more than 15%. SkyTel accounted for approximately 10% of the Company's accounts receivable at June 30, 2003. UPS migrated a majority of its units off of the Company's network in the second half of 2003 and is no longer a material customer of the Company.

The revenue attributable to such customers varies with the level of network airtime usage consumed by such customers, and none of the service contracts with such customers requires that the customers use any specified quantity of network airtime, nor do such contracts specify any minimum level of revenue. There can be no assurance that the revenue generated from these customers will continue in future periods.

INVESTMENT IN MSV AND NOTES RECEIVABLE FROM MSV

The Company determined that certain adjustments to its historical financial information for 2000, 2001 and 2002 were required to reflect the effects of several complex transactions, including the formation of, and transactions with, MSV. Please see the Company's current report on Form 8-K dated March 14, 2003 and its annual report on Form 10-K for the year ended December 31, 2002 for a complete discussion of such adjustments.

Prior to our adoption of "fresh-start" accounting after we emerged from Chapter 11 bankruptcy proceedings on May 1, 2002, the Company had no basis in either its $15 million note receivable from MSV or its $2.5 million convertible note receivable from MSV, as the Company had fully written these off in 2001 through the recording of its equity share of losses in MSV. It was determined that Motient should not have recorded any suspended losses of MSV. As a result, it was concluded that Motient should not have written off any prior MSV losses against the value of these notes.

As a result of the application of "fresh-start" accounting, and the subsequent modifications described below, the notes and investment in MSV were valued at fair value and the Company recorded an asset in the amount of approximately $53.9 million representing the estimated fair value of its investment in and note receivable from MSV. Included in this investment is the historical cost basis of the Company's common equity ownership of approximately 48% as of May 1, 2002, or approximately $19.3 million. In accordance with the equity method of accounting, the Company recorded its approximate 48% share of MSV losses against this basis.

Approximately $6.2 million of the value attributed to MSV is the excess of fair value over cost basis and is amortized over the estimated lives of the underlying MSV assets that gave rise to the basis difference. The Company is amortizing this excess basis in accordance with the pro-rata allocation of various components of MSV's intangible assets as determined by MSV through recent independent valuations. Such assets consist of FCC licenses, intellectual property and customer contracts, which are being amortized over a weighted-average life of approximately 12 years.

Additionally, the Company has recorded the $15.0 million note receivable from MSV, plus accrued interest thereon at its fair market value, estimated to be approximately $13.0 million at "fresh start", after giving effect to discounted future cash flows at market interest rates. This note matures in November 2006, but may be fully or partially repaid prior to maturity, subject to certain conditions and priorities with respect to payment of other indebtedness, in certain circumstances involving the consummation of additional investments in MSV. In April 2004, MSV repaid $2.0 million of accrued interest under this note.

In November 2003, Motient engaged CTA to perform a valuation of its equity interests in MSV as of December 31, 2002. Concurrent with CTA's valuation, Motient reduced the book value of its equity interest in MSV from $54 million (inclusive of Motient's $2.5 million convertible note from MSV) to $41 million as of May 1, 2002 to reflect certain preference rights on liquidation of certain classes of equity holders in MSV. Including its note receivable from MSV ($13 million at May 1, 2002), the book value of Motient's aggregate interest in MSV as of May 1, 2002 was reduced from $67 million to $53.9 million. Also, as a result of CTA's valuation of MSV, Motient determined that the value of its equity interest in MSV was impaired as of December 31, 2002. This impairment was deemed to have occurred in the fourth quarter of 2002. Motient reduced the value of its equity interest in MSV by $15.4 million as of December 31, 2002. There was no further impairment required as of December 31, 2003 or June 30, 2004.

The valuation of Motient's investment in MSV and its note receivable from MSV are ongoing assessments that are, by their nature, judgmental given that MSV is not traded on a public market and is in the process of developing certain next generation technologies, which depend on approval by the FCC. While the financial statements currently assume that there is value in Motient's investment in MSV and that the MSV note is collectible, there is the inherent risk that this assessment will change in the future and Motient will have to write down the value of this investment and note.

For the three and six month period ended June 30, 2004, MSV had revenues of $7.6 million and $15.7 million, respectively, operating expenses of $7.7 million and $15.0 million, respectively, and a net loss of $7.5 million and $14.2 million, respectively.

DEFERRED TAXES

The Company accounts for income taxes under the liability method as required in SFAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax laws and rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under this method, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation reserve is established for deferred tax assets if the realization of such benefits cannot be sufficiently assured. The Company has paid no income taxes since inception.

The Company has generated significant net operating losses for tax purposes through June 30, 2004; however, it has had its ability to utilize these losses limited on two occasions as a result of transactions that caused a change of control in accordance with the Internal Revenue Service Code Section 382. Additionally, since the Company has not yet generated taxable income, it believes that its ability to use any remaining net operating losses has been greatly reduced; therefore, the Company has established a valuation allowance for any benefit that would have been available as a result of the Company's net operating losses.

REVENUE RECOGNITION

The Company generates revenue principally through equipment sales and airtime service agreements, and consulting services. In 2000, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," issued by the SEC. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In certain circumstances, SAB No. 101 requires the deferral of the recognition of revenue and costs related to equipment sold as part of a service agreement.

In December 2003, the Staff of the SEC issued SAB No.104, "Revenue Recognition", which supersedes SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements and to rescind the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" ("FAQ") issued with SAB No. 104. Selected portions of the FAQ have been incorporated into SAB No. 104. The adoption of SAB No. 104 did not have a material impact on the Company's revenue recognition policies.

Revenue is recognized as follows:

SERVICE REVENUE: Revenues from wireless services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. Service discounts and incentives are recorded as a reduction of revenue when granted, or ratably over a contract period. The Company defers any revenue and costs associated with activation of a subscriber on its network over an estimated customer life of two years.

EQUIPMENT AND SERVICE SALES: The Company sells equipment to resellers who market its terrestrial product and airtime service to the public, and it also sells its product directly to end-users. Revenue from the sale of the equipment, as well as the cost of the equipment, are initially deferred and are recognized over a period corresponding to the Company's estimated customer life of two years. Equipment costs are deferred only to the extent of deferred revenue.

PROPERTY AND EQUIPMENT

Property and equipment are depreciated over its useful life using the straight-line method. Assets recorded as capital leases are amortized over the shorter of their useful lives or the term of the lease. The estimated useful lives of office furniture and equipment vary from two to ten years, and the network equipment is depreciated over seven years. The Company has also capitalized certain costs to develop and implement its computerized billing system. These costs are included in property and equipment and are depreciated over three years. Repairs and maintenance that do not significantly increase the utility or useful life of an asset are expensed as incurred.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Such costs include internal research and development activities and expenses associated with external product development agreements.

ADVERTISING COSTS

Advertising costs are charged to operations in the year incurred.

STOCK-BASED COMPENSATION

The Company accounts for employee stock options using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Generally, no expense is recognized related to the Company's stock options because the option's exercise price is set at the stock's fair market value on the date the option is granted. In cases where the Company issues shares of restricted stock, the Company will record an expense based on the value of the restricted stock on the measurement date.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" for recognizing stock-based compensation expense for financial statement purposes. For companies that choose to continue applying the intrinsic value method, SFAS No. 123 mandates certain pro forma disclosures as if the fair value method had been utilized. The Company accounts for stock based compensation to consultants in accordance with EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", which provides optional transition guidance for those companies electing to voluntarily adopt the accounting provisions of SFAS No. 123. In addition, SFAS No. 148 mandates certain new disclosures that are incremental to those required by SFAS No. 123. The Company continued to account for stock-based compensation in accordance with APB No. 25.

The following table illustrates the effect on (loss) attributable to common stockholders and (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                      Three Months    Three Months     Six Months       Six Months
                                                      Ended June 30,  Ended June 30,  Ended June 30,  Ended June 30,
                                                          2004            2003            2004             2003
                                                      -------------   -------------   -------------   -------------
Net loss, as reported                                 $    (23,112)   $    (13,010)   $    (36,629)   $    (25,404)
Add: Stock-based employee compensation expense
included in net loss, net of related tax effects             2,435           1,141           3,877           1,141
(Deduct)/Add: Total stock-based employee
compensation (expense) income determined under fair
value based method for all awards, net of tax
related effects                                                 11            (567)           (428)         (2,198)
                                                      -------------   -------------   -------------   -------------
Pro forma net loss                                         (20,666)        (12,436)        (33,180)        (26,461)
Weighted average common shares outstanding                  29,338          25,116          27,285          25,107
Loss per share:
  Basic and diluted---as reported                     $      (0.79)   $      (0.52)   $      (1.34)   $      (1.01)
  Basic and diluted---pro-forma                       $      (0.70)   $      (0.49)   $      (1.22)   $      (1.05)

Under SFAS No. 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                          Three Months    Three Months     Six Months       Six Months
                          Ended June 30,  Ended June 30,  Ended June 30,  Ended June 30,
                              2004            2003            2004             2003
                          -------------   -------------   -------------   -------------
Expected life (in years)            9           10                 10           10
Risk-free interest rate     .88%-.93%        1.71%          .88%-.93%        1.71%
Volatility                  146%-162%         173%          146%-162%         173%
Dividend yield                     0%           0%                 0%           0%

SEGMENT DISCLOSURES

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company had one operating segment: its core wireless business. The Company provides its core wireless business to the continental United States, Alaska, Hawaii and Puerto Rico. The following summarizes the Company's core wireless business revenue by major market categories:

                          Three Months    Three Months     Six Months       Six Months
                          Ended June 30,  Ended June 30,  Ended June 30,  Ended June 30,
                              2004            2003            2004             2003
                          -------------   -------------   -------------   -------------
Summary of Revenue
------------------
(in millions)
Wireless Internet              $5.2            $7.3           $11.4           $14.4
Field Services                  1.5             2.8             3.3             6.0
Transportation                  0.9             3.2             1.8             5.8
Telemetry                       0.6             0.6             1.2             1.2
All Other                       1.9             0.1             2.4             0.2
                              -----           -----           -----           -----
   Service revenue             10.1            14.0            20.1            27.6
   Equipment revenue            1.3             1.0             2.8             1.8
                              -----           -----           -----           -----
    Total Revenue             $11.4           $15.0           $22.9           $29.4
                              =====           =====           =====           =====


The Company does not measure ultimate profit and loss or track its assets by these market categories.

(LOSS) PER SHARE

Basic and diluted (loss) income per common share is computed by dividing income
(loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Options and warrants to purchase shares of common stock were not included in the computation of loss per share as the effect would be antidilutive for all periods. As a result, the basic and diluted earnings per share amounts for all periods presented are the same. As of June 30, 2004 and 2003, there were warrants to acquire approximately 8,864,962 and 5,464,962, respectively, shares of common stock. As of June 30, 2004 and June 30, 2003 there were options outstanding for 799,108 and 1,273,649 shares, respectively.

Holders of our pre-bankruptcy common stock received warrants to purchase an aggregate of approximately 1,496,512 shares of common stock. The warrants were exercisable to purchase shares of our common stock at a price of $.01 per share, if and only at such time, the average closing price of our common stock for ninety consecutive trading days was equal to or greater than $15.44 per share during the two years following our May 1, 2002 reorganization. The terms of these warrants were not met and therefore, they expired May 1, 2004.

RELATED PARTIES

The Company made payments of $570,000 and $771,000 to related parties for service-related obligations for the three and six-month period ended June 30, 2004, as compared to $38,000 and $208,000 for the three and six month period ended June 30, 2003. There were no amounts due to related parties as of June 30, 2004. CTA is a consulting and private advisory firm specializing in the technology and telecommunications sectors. It had previously acted as the spectrum and technology advisor to the official committee of unsecured creditors in connection with the Company's bankruptcy proceedings, and subsequently as a consultant to the Company since May 2002. On January 30, 2004, the Company engaged CTA to act as chief restructuring entity. As consideration for this work, Motient agreed to pay to CTA a monthly fee of $60,000. In addition, since the initial engagement of CTA, the payment of certain monthly fees to CTA had been deferred. In April 2004, Motient paid CTA $440,000 for all past deferred fees. The term of CTA's engagement was recently extended through December 2004.

3.  LIQUIDITY AND FINANCING

The Company has taken a number of steps recently to reduce operating and capital expenditures in order to lower its cash burn rate and improve its liquidity position. Most recently, the Company undertook a reduction in its workforce in February 2004. This action eliminated approximately 32.5% (54 employees) of its workforce.

In addition to cash generated from operations, the Company holds a $15 million promissory note issued by MSV in November 2001. This note matures in November 2006, but may be fully or partially repaid prior to maturity, subject to certain conditions and priorities with respect to payment of other indebtedness, in certain circumstances involving the consummation of additional investments in MSV. Under the terms of the Company's notes issued to Rare Medium and CSFB in connection with its Plan of Reorganization, in certain circumstances the Company must use 25% of any proceeds from the repayment of the $15 million note from MSV to repay the Rare Medium and CSFB notes, on a pro-rata basis. In April 2004, MSV repaid $2.0 million of accrued interest under this note and the Company paid $0.5 million to Rare Medium and CSFB, pro-rata, for accrued interest under those notes. There can be no assurance that the remainder of the MSV note will be repaid prior to maturity, or at all.

The Company's future financial performance will depend on its ability to continue to reduce and manage operating expenses, as well as its ability to grow revenue. The Company's future financial performance could be negatively affected by unforeseen factors and unplanned expenses.

For additional information with regard to recent funding events and debt reduction, please see Note 6 ("Subsequent Events").

DEBT OBLIGATIONS & CAPITAL LEASES

The following table outlines the Company debt obligations and capital leases as of June 30, 2004.

                                                                   (UNAUDITED)
                                                                  JUNE 30, 2004
                                                                    ---------
                                                                  (IN THOUSANDS)
                Rare Medium note payable due 2005,
                including accrued interest thereon                  $ 22,516
                CSFB note payable due 2005, including
                accrued interest thereon                                 889
                Vendor financing and Promissory Note                      --
                                                                    ---------
                Less current maturities                               23,405
                                                                    ---------
                Long-term debt                                      $     --
                                                                    ---------

RARE MEDIUM NOTE: Under the Company's Plan of Reorganization, the Rare Medium notes were cancelled and replaced by a new note in the principal amount of $19.0 million. The new note was issued by a new subsidiary of Motient Corporation that owns 100% of Motient Ventures Holding Inc., which owns substantially all of the Company's interests in MSV. The new note matures on May 1, 2005 and carries interest at 9% per annum. The note allows the Company to elect to accrue interest and add it to the principal, instead of paying interest in cash. The note requires that it be prepaid using 25% of the proceeds of any repayment of the $15 million note receivable from MSV. In April 2004, the Company paid accrued interest of $0.5 million under this note as a result of the $2.0 million repayment of the MSV note. On July 15, 2004, the Company paid all principal and interest due and owing on this note, in the amount of $23.6 million. Please see
Note 6 ("Subsequent Events - Repayment of Rare Medium and CSFB Debt Obligations") for further information with regard to certain payments made on this note subsequent to the period covered by this report.

CSFB NOTE: Under the Company's Plan of Reorganization, the Company issued a note to CSFB, in satisfaction of certain claims by CSFB against Motient, in the principal amount of $750,000. The new note was issued by a subsidiary of Motient Corporation that owns 100% of Motient Ventures Holdings Inc., which owns substantially all of the Company's interest in MSV. The note matures on May 1, 2005 and carries interest at 9% per annum. The note allows the Company to elect to accrue interest and add it to the principal, instead of paying interest in cash. The Company must use 25% of the proceeds of any repayment of the $15 million note receivable from MSV to prepay the CSFB note. In April 2004, the Company paid accrued interest of $0.02 million under this note as a result of the $2.0 million repayment of the MSV note. On July 15, 2004, the Company paid all principal and interest due and owing on this note, in the amount of $0.9 million. Please see Note 6 ("Subsequent Events - Repayment of Rare Medium and CSFB Debt Obligations") for further information with regard to certain payments made on this note subsequent to the period covered by this report.

VENDOR FINANCING AND PROMISSORY NOTE & CAPITAL LEASES: In June 2004, the Company negotiated settlements of the entire amounts outstanding under the financing facilities with Motorola and the capital lease with Hewlett-Packard. The full amount due and owing under these agreements was a combined $6.8 million. The Company paid a combined $3.9 million in cash to Motorola and Hewlett-Packard and issued a warrant to Motorola to purchase 200,000 shares of the Company's common stock at a price of $8.68, in full satisfaction of the outstanding balances. In the case of Hewlett-Packard, the Company took title to all of the leased equipment and software and the letter of credit securing this lease was cancelled, and in the case of Motorola, there was no equipment or service that Motorola was obligated to provide. The Company recorded a gain on the extinguishment of debt in the amount of $0.7 million on the Hewlett Packard settlement. The Company recorded a gain of $0.1 million on the Motorola settlement.

SOURCES OF FUNDING

SALE OF COMMON STOCK

On April 7, 2004, Motient sold 4,215,910 shares of its common stock at a per share price of $5.50 for an aggregate purchase price of $23.2 million to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio, Ltd., The Altar Rock Fund L.P., Tudor Proprietary Trading, L.L.C., Highland Crusader Offshore Partners, L.P., York Distressed Opportunities Fund, L.P., York Select, L.P., York Select Unit Trust, M&E Advisors L.L.C., Catalyst Credit Opportunity Fund, Catalyst Credit Opportunity Fund Offshore, DCM, Ltd., Greywolf Capital II LP and Greywolf Capital Overseas Fund and LC Capital Master Fund. The sale of these shares was not registered under the Securities Act of 1933, as amended (the "Securities Act") and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, the Company signed a registration rights agreement with the holders of these shares. Among other things, this registration rights agreement requires the Company to file and cause to make effective a registration statement permitting the resale of the shares by the holders thereof. Motient also issued warrants to purchase an aggregate of 1,053,978 shares of its common stock to the investors listed above, at an exercise price of $5.50 per share. Motient's registration statement registering the shares issued in this transaction became effective on July 13, 2004, prior to the deadline imposed by the registration rights agreement. Therefore, the warrants issued in this transaction will never vest.

In connection with this sale, Motient issued to Tejas Securities Group, Inc., Motient's placement agent for the sale, and certain members of CTA, warrants to purchase 600,000 and 400,000 shares, respectively, of its common stock. The exercise price of these warrants is $5.50 per share. CTA assisted Tejas Securities on certain due diligence matters for this transaction. The warrants are immediately exercisable upon issuance and have a term of five years. Motient also paid Tejas Securities Group, Inc. a placement fee of $350,000 at closing. The warrants were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act.

ADDITIONAL SALE OF COMMON STOCK

On July 1, 2004, Motient sold 3,500,000 shares of its common stock at a per share price of $8.57 for an aggregate purchase price of $30.0 million to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio, Ltd., The Altar Rock Fund L.P., Tudor Proprietary Trading, L.L.C., York Distressed Opportunities Fund, L.P., York Select, L.P., York Select Unit Trust, York Global Value Partner, L.P., Catalyst Credit Opportunity Fund, Catalyst Credit Opportunity Fund Offshore, DCM, Ltd., Rockbay Capital Fund, LLC, Rockbay Capital Investment Fund, LLC, Rockbay Capital Offshore Fund, Ltd., Glenview Capital Partner, L.P., Glenview Institutional Partners, L.P., Glenview Capital Master Fund, Ltd., GCM Little Arbor Master Fund, Ltd., OZ Master Fund, Ltd., OZ Mac 13 Ltd., Fleet Maritime, Inc., John Waterfall, Edwin Morgens, Greywolf Capital II, L.P., Greywolf Capital Overseas Fund, Highland Equity Focus Fund, L.P., Highland Equity Fund, L.P., Singer Children's Management Trust, and Strome Hedgecap Limited. The sale of these shares was not registered under the Securities Act and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the

Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, Motient signed a registration rights agreement with the holders of these shares. Among other things, this registration rights agreement requires Motient to file and cause to make effective a registration statement permitting the resale of the shares by the holders thereof. Motient also issued warrants to purchase an aggregate of 525,000 shares of its common stock to the investors listed above, at an exercise price of $8.57 per share. Motient's registration statement registering the shares issued in this transaction became effective on July 13, 2004, prior to the deadline imposed by the registration rights agreement. Therefore, the warrants issued in this transaction will never vest.

In connection with this sale, Motient issued to certain CTA affiliates and certain affiliates of Tejas Securities Group, Inc., our placement agent for the private placement, warrants to purchase 340,000 and 510,000 shares, respectively, of our common stock. CTA assisted Tejas Securities on certain due diligence matters for this transaction. The exercise price of these warrants is $8.57 per share. The warrants are immediately exercisable upon issuance and have a term of five years. Motient also paid Tejas Securities Group, Inc. a placement fee of $850,000 at closing. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or
Section 4(2) of the Securities Act.

TERM CREDIT FACILITY: On January 27, 2003, the Company's wholly-owned subsidiary, Motient Communications, closed a $12.5 million term credit agreement with a group of lenders, including several of the Company's existing stockholders. The lenders include the following entities or their affiliates:
M&E Advisors, L.L.C., Bay Harbour Partners, York Capital, Highland Capital Management and Lampe Conway & Co. York Capital is affiliated with JGD Management Corp. and James G. Dinan. JGD Management Corp, James G. Dinan, Highland Capital Management and James D. Dondero each hold 5% or more of Motient's common stock. The lenders also include Gary Singer, directly or through one or more entities. Gary Singer is the brother of Steven G. Singer, one of our directors.

The table below shows, as of August 1, 2004 the number of shares of Motient common stock beneficially owned by the following parties to the term credit agreement, based solely on filings made by such parties with the SEC:

         NAME OF BENEFICIAL OWNER                    NUMBER OF SHARES
         ------------------------                    ----------------

         James G. Dinan*                             2,276,445
         JGD Management Corp.*                       2,276,445
         Highland Capital Management**               4,642,469
         James Dondero**                             4,642,469

         *JGD Management Corp and James G. Dinan share beneficial ownership with respect to the 2,276,445 shares of our common stock. Mr. Dinan is the president and sole stockholder of JGD Management Corp, which manages the other funds and accounts that hold our common stock over which Mr. Dinan has discretionary investment authority.

         ** James D. Dondero, a member of Motient's board of directors, is the President of Highland Capital Management, L.P., which, pursuant to an arrangement with M&E Advisors, L.L.C., has indirectly made a commitment under the credit facility.

Under the credit agreement, the lenders have made commitments to lend Motient Communications up to $12.5 million. The commitments are not revolving in nature and amounts repaid or prepaid may not be reborrowed. Borrowing availability under Motient's term credit facility terminated on December 31, 2003. On March 16, 2004, Motient Communications entered into an amendment to the credit facility which extended the borrowing availability period until December 31, 2004. As part of this amendment, Motient Communications provided the lenders with a pledge of all of the stock of a newly-formed special purpose subsidiary of Motient Communications, Motient License, which holds all of Motient's FCC licenses formerly held by Motient Communications.

Under this facility, the lenders have agreed to make loans to Motient Communications through December 31, 2004 upon Motient Communications' request no more often than once per month, in aggregate principal amounts not to exceed $1.5 million for any single loan, and subject to satisfaction of other conditions to borrowing, including certain financial and operating covenants, contained in the credit agreement. On April 13, 2004, Motient repaid all principal amounts then owing under the credit facility, including accrued interest thereon, in an amount of $6.8 million, which amount may not be reborrowed. In conjunction with the April 13, 2004 repayment, Motient immediately expensed $6.4 million and $1.7 million in financing fees related to the January 2003 and March 2004 credit facilities.

The remaining availability under the credit facility of $5.7 million will be available for borrowing to the Company until December 31, 2004, subject to the lending conditions in the credit agreement.

Each loan borrowed under the credit agreement has a term of three years. Loans carry interest at 12% per annum. Interest accrues, compounding annually, from the first day of each loan term, and all accrued interest is payable at each respective loan maturity, or, in the case of mandatory or voluntary prepayment, at the point at which the respective loan principal is repaid. Loans may be prepaid at any time without penalty.

The obligations of Motient Communications under the credit agreement are secured by a pledge of all the assets owned by Motient Communications that can be pledged as security (including, but not limited to Motient Communication's shares in Motient License). Motient Communications owns, directly or indirectly, all of the Company's assets relating to its terrestrial wireless communications business. In addition, Motient and its wholly-owned subsidiary, Motient Holdings Inc., have guaranteed Motient Communications' obligations under the credit agreement, and the Company has delivered a pledge of the stock of Motient Holdings Inc., Motient Communications, Motient Services and Motient License to the lenders. In addition, upon the repayment in full of the outstanding $19,750,000 in senior notes due 2005 issued by MVH Holdings Inc. to Rare Medium and CSFB in connection with the Company's approved Plan of Reorganization, the lenders could ask the Company to pledge the stock of MVH Holdings Inc. to the lenders.

On January 27, 2003, in connection with the signing of the credit agreement, Motient issued warrants at closing to the lenders to purchase, in the aggregate, 3,125,000 shares of its common stock. The exercise price for these warrants is $1.06 per share. The warrants were immediately exercisable upon issuance and have a term of five years. The warrants were valued at $10 million using a Black-Scholes pricing model and have been recorded as a debt discount and are being amortized as additional interest expense over three years, the term of the related debt. Upon closing of the credit agreement, the Company paid closing and commitment fees to the lenders of $500,000. These fees have been recorded on the Company's balance sheet and are being amortized as additional interest expense over three years, the term of the related debt. Under the credit agreement, the

Company must pay an annual commitment fee of 1.25% of the daily average of undrawn amounts of the aggregate commitments from the period from the closing date to December 31, 2003. In December 2003, the Company paid the lenders a commitment fee of approximately $113,000.

On March 16, 2004, in connection with the execution of the amendment to the credit agreement, Motient issued warrants to the lenders to purchase, in the aggregate, 1,000,000 shares of Motient's common stock. The exercise price of the warrants is $4.88 per share. The warrants were immediately exercisable upon issuance and have a term of five years. The warrants were valued using a Black-Scholes pricing model at $6.7 million and will be recorded as a debt discount and will be amortized as additional interest expense over three years, the term of the related debt. The warrants are also subject to a registration rights agreement. Under such agreement, Motient agreed to file a registration statement to register the shares underlying the warrants upon the request of a majority of the warrant holders, or in conjunction with the filing of a registration statement in respect of shares of common stock of the Company held by other holders. Motient will bear all the expenses of such registration. In connection with the amendment, Motient was also required to pay commitment fees to the lenders of $320,000, which were added to the principal balance of the credit facility at closing. These fees were recorded on the Company's balance sheet and will be amortized as additional interest expense over three years, the term of the related debt.

In each of April, June and August 2003 and March of 2004, the Company made draws under the credit agreement in the amount of $1.5 million for an aggregate amount of $6.0 million. The Company used such funds to fund general working capital requirements of operations.

For the monthly periods ended April 2003 through December 2003, the Company reported events of default under the terms of the credit facility to the lenders. These events of default related to non-compliance with covenants requiring minimum monthly revenue, earnings before interest, taxes and depreciation and amortization and free cash flow performance. In each period, the lenders waived these events of default. There can be no assurance that Motient will not have to report additional events of default or that the lenders will continue to provide waivers in such event. Ultimately, there can be no assurances that the liquidity provided by the credit facility will be sufficient to fund Motient's ongoing operations.

For further details regarding the term credit facility, please see our annual report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 22, 2004, and the exhibits attached thereto.

LITIGATION PROCEEDS

On April 15, 2004, Motient filed a claim under the rules of the American Arbitration Association in Fairfax County, VA, against Wireless Matrix Corporation, a reseller of Motient's services, for the non-payment of certain amounts due and owing under the "take-or-pay" agreement between Motient and Wireless Matrix. In June 2004, Motient reached a favorable out of court settlement with Wireless Matrix in which Wireless Matrix paid Motient $1.1 million. The $1.1 million was recorded as service revenue in June 2004.

4. COMMITMENTS AND CONTINGENCIES

As of June 30, 2004, the Company had no contractual inventory commitments.

In December 2002 Motient entered into an agreement with UPS pursuant to which the customer prepaid an aggregate of $5 million in respect of network airtime service to be provided beginning January 1, 2004. The $5 million prepayment will be credited against airtime services provided to UPS beginning January 1, 2004, until the prepayment is fully credited. Based on UPS' current level of network airtime usage, Motient does not expect that UPS will be required to make any cash payments in 2004 for service provided during 2004. There are no minimum purchase requirements under the contract with UPS, and the contract may be terminated by UPS on 30 days' notice. If UPS terminates the contract, we will be required to refund any unused portion of the prepayment to UPS. The Company's remaining airtime service obligation to UPS at June 30, 2004 in respect of the prepayment was approximately $4.3 million.

5. LEGAL AND REGULATORY MATTERS

LEGAL

Our rights to use and sell the BlackBerryTM software and RIM's handheld devices may be limited or made prohibitively expensive as a result of a patent infringement lawsuit brought against RIM by NTP Inc. (NTP v. Research In Motion, Civ. Action No. 3:01CV767 (E.D. Va.)). In that action, a jury concluded that certain of RIM's BlackBerryTM products infringe patents held by NTP covering the use of wireless radio frequency information in email communications. On August 5, 2003, the judge in the case ruled against RIM, awarding NTP $53.7 million in damages and enjoining RIM from making, using, or selling the products, but stayed the injunction pending appeal by RIM. This appeal has not yet been resolved. As a purchaser of those products, the Company could be adversely affected by the outcome of that litigation.

On April 15, 2004, Motient filed a claim under the rules of the American Arbitration Association in Fairfax County, VA, against Wireless Matrix Corporation, a reseller of Motient's services, for the non-payment of certain amounts due and owing to Motient under the "take-or-pay" agreement between Motient and Wireless Matrix. Under this agreement, Wireless Matrix agreed to purchase certain minimum amounts of air-time on the Motient network. In June 2004, Motient reached an out of court settlement with Wireless Matrix, in which Wireless Matrix paid Motient $1.1 million.

From time to time, Motient is involved in legal proceedings in the ordinary course of its business operations. Although there can be no assurance as to the outcome or effect of any legal proceedings to which Motient is a party, Motient does not believe, based on currently available information, that the ultimate liabilities, if any, arising from any such legal proceedings not otherwise disclosed would have a material adverse impact on its business, financial condition, results of operations or cash flows.

REGULATORY

Seeking to resolve interference to public safety users, on July 8, 2004, the FCC approved adoption of a reconfiguration plan for the 800 MHz spectrum band. Under the plan, Nextel is allowed to occupy spectrum in the 1.9 GHz band in exchange for, among other things, relocating and retuning public safety licensees in the 800 MHz band. However, there are reports that a court challenge will be filed challenging the legality of the FCC's decision, and the U.S. Comptroller General is investigating whether the plan would impermissibly diverge funds from the U.S. Treasury. Motient has spectrum in both the lower-800 MHz band and upper-800 MHz band, and on April 8, 2004, filed a request with the FCC asking that the FCC relocate its lower-800 MHz band frequencies into the upper -800 MHz band as part of the 800 MHz reconfiguration plan. On August 6, 2004, the FCC released the text of its July 8, 2004 order. The text of the order did not grant Motient's request, but neither did it explicitly deny it. Motient cannot assure that its operations will be not affected by the adoption or implementation of this order or any subsequent addenda.

6.  SUBSEQUENT EVENTS

SALE OF COMMON STOCK

On July 1, 2004, Motient sold 3,500,000 shares of its common stock at a per share price of $8.57 for an aggregate purchase price of $30.0 million to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio, Ltd., The Altar Rock Fund L.P., Tudor Proprietary Trading, L.L.C., York Distressed Opportunities Fund, L.P., York Select, L.P., York Select Unit Trust, York Global Value Partner, L.P., Catalyst Credit Opportunity Fund, Catalyst Credit Opportunity Fund Offshore, DCM, Ltd., Rockbay Capital Fund, LLC, Rockbay Capital Investment Fund, LLC, Rockbay Capital Offshore Fund, Ltd., Glenview Capital Partner, L.P., Glenview Institutional Partners, L.P., Glenview Capital Master Fund, Ltd., GCM Little Arbor Master Fund, Ltd., OZ Master Fund, Ltd., OZ Mac 13 Ltd., Fleet Maritime, Inc., John Waterfall, Edwin Morgens, Greywolf Capital II, L.P., Greywolf Capital Overseas Fund, Highland Equity Focus Fund, L.P., Highland Equity Fund, L.P., Singer Children's Management Trust, and Strome Hedgecap Limited. The sale of these shares was not registered under the Securities Act and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, Motient signed a registration rights agreement with the holders of these shares. Among other things, this registration rights agreement requires Motient to file and cause to make effective a registration statement permitting the resale of the shares by the holders thereof. Motient also issued warrants to purchase an aggregate of 525,000 shares of its common stock to the investors listed above, at an exercise price of $8.57 per share. Motient's registration statement registering the shares issued in this transaction became effective on July 13, 2004, prior to the deadline imposed by the registration rights agreement. Therefore, the warrants issued in this transaction will never vest.

In connection with this sale, Motient issued to certain CTA affiliates and certain affiliates of Tejas Securities Group, Inc., our placement agent for the private placement, warrants to purchase 340,000 and 510,000 shares, respectively, of our common stock. CTA assisted Tejas Securities on certain due diligence matters for this transaction. The exercise price of these warrants is $8.57 per share. The warrants are immediately exercisable upon issuance and have a term of five years. Motient also paid Tejas Securities Group, Inc. a placement fee of $850,000 at closing. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or
Section 4(2) of the Securities Act.

REPAYMENT OF RARE MEDIUM AND CSFB DEBT OBLIGATIONS

On July 15, 2004, Motient repaid all principal amounts then owing under its notes payable to Rare Medium and CSFB, including accrued interest thereon, in an amount of $23.6 million and $0.9 million, respectively.

TERMINATION OF MOTOROLA AGREEMENTS

In June 2004, the Company negotiated a settlement of its entire amount outstanding under its financing facilities with Motorola. The full amount due and owing under these agreements was a combined $4.2 million. On July 12, 2004, the Company paid $1.9 million in cash and issued a warrant to Motorola to purchase 200,000 shares of the Company's common stock at a price of $8.68, in full satisfaction of the outstanding balances. The Company recorded a gain of $0.1 million on this Motorola settlement.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This quarterly report on Form 10-Q contains and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected financial position and operating results, our business strategy, and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "project" or "intend." These forward-looking statements reflect our plans, expectations and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

Statements regarding factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - Overview of Liquidity and Risk Factors," and elsewhere in this quarterly report. All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report on Form 10-Q. You should carefully review the risk factors described in our other filings with the Securities and Exchange Commission from time to time, including the risk factors contained in our Form 10-K for the period ended December 31, 2003, and our reports on Form 10-K and 10-Q to be filed after this quarterly report, as well as our other reports and filings with the SEC.

Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed in these statements.

OVERVIEW

GENERAL

This section provides information regarding the various components of Motient's business, which we believe are relevant to an assessment and understanding of the financial condition and consolidated results of operations of Motient.

Motient presently has six wholly-owned subsidiaries and a 29.5% interest (assuming conversion of all outstanding convertible notes) in MSV as of June 30, 2004. Motient Communications Inc. owns the assets comprising Motient's core wireless business, except for Motient's FCC licenses, which are held in a separate subsidiary, Motient License Inc. Motient License was formed on March 16, 2004, as part of Motient's amendment of its credit facility, as a special purpose wholly-owned subsidiary of Motient Communications and holds all of the FCC licenses formerly held by Motient Communications. A pledge of the stock of Motient License, along with the other assets of Motient Communications, secures borrowings under our term credit facility. For further details regarding the formation of Motient License, please see Note 3 ("Liquidity and Financing - Sources of Funding -- Term Credit Facility") of notes to consolidated financial statements. Motient's other four subsidiaries hold no material operating assets other than the stock of other subsidiaries and Motient's interests in MSV. On a consolidated basis, we refer to Motient Corporation and its six wholly-owned subsidiaries as "Motient." Our indirect, less-than 50% voting interest in MSV is not consolidated with Motient for financial statement purposes. Rather, we account for our interest in MSV under the equity method of accounting.

CORE WIRELESS BUSINESS

We are a nationwide provider of two-way, wireless mobile data services and mobile Internet services. Our customers use our network for a variety of wireless data communications services, including email messaging and other services that enable businesses, mobile workers and consumers to transfer electronic information and messages and access corporate databases and the Internet.

MOBILE SATELLITE VENTURES LP

On June 29, 2000, we formed a joint venture subsidiary, MSV (formerly known as Mobile Satellite Ventures LLC), in which we owned, until November 26, 2001, 80% of the membership interests, in order to conduct research and development activities. In June 2000, three investors unrelated to Motient purchased 20% of the interests in MSV for an aggregate price of $50 million. The minority investors had certain participating rights which provided for their participation in certain business decisions that were made in the normal course of business, therefore, our investment in MSV has been recorded for all periods presented in the consolidated financial statements pursuant to the equity method of accounting. On November 26, 2001, Motient sold the assets comprising its satellite communications business to MSV, as part of a transaction in which certain other parties joined MSV, including TMI Communications and Company, Limited Partnership, or TMI, a Canadian satellite services provider. In this transaction, TMI also contributed its satellite communications business assets to MSV. As part of this transaction, Motient received a $15 million promissory note issued by MSV and purchased a $2.5 million convertible note issued by MSV.

In July 2002, MSV commenced a rights offering seeking total funding in the amount of $3.0 million. While we were not obligated to participate in the offering, our board determined that it was in our best interests to participate so that our interest in MSV would not be diluted. On August 12, 2002, we funded an additional $957,000 to MSV pursuant to this offering, and received a new convertible note in such amount. This rights offering did not impact our ownership position in MSV.

The $3.5 million of convertible notes from MSV mature on November 26, 2006, bear interest at 10% per annum, compounded semiannually, and are payable at maturity. The convertible notes are convertible at any time at Motient's discretion, and automatically under certain circumstances into class A preferred units of limited partnership interests of MSV. Our $15 million promissory note from MSV is subject to prepayment in certain circumstances where MSV receives cash proceeds from equity, debt or asset sale transactions. If not repaid earlier, outstanding amounts owing under the $15.0 million note from MSV, including accrued interest thereon, become due and payable on November 26, 2006; however, there can be no assurance that MSV would have the ability, at that time, to pay the amounts due under the note. Motient has recorded the $15.0 million note receivable from MSV, plus accrued interest thereon at its fair market value, estimated to be approximately $13.0 million at the May 1, 2002 "fresh-start" accounting date, after giving effect to discounted future cash flows at market interest rates.

On August 21, 2003, two investors in MSV (excluding Motient) invested an additional $3.7 million in MSV in exchange for Class A preferred units of limited partnership interests in MSV. MSV used the proceeds from this investment to repay other indebtedness that is senior in its right of repayment to Motient's promissory note. Under the terms of MSV's amended and restated investment agreement, these investors had the option of investing an additional $17.6 million in MSV by December 31, 2003; however, if, prior to this time, the FCC had not issued a decision addressing MSV's petition for reconsideration concerning MSV's application with the FCC with respect to MSV's plans for a new generation satellite system utilizing ancillary terrestrial components, or ATC, the option was automatically extended to March 31, 2004. As of the closing of the initial investment on August 21, 2003, Motient's percentage ownership of MSV was approximately 29.5%, assuming conversion of all outstanding convertible notes.

On April 2, 2004, the above-mentioned additional $17.6 million investment was consummated. In connection with this investment, MSV's amended and restated investment agreement was amended to provide that of the total $17.6 million in proceeds, $5.0 million was used to repay certain outstanding indebtedness of MSV, including $2.0 million of accrued interest under the $15.0 million promissory note issued to Motient by MSV. Motient was required to, and paid, 25% of the $2 million it received in this transaction, or $500,000, to make prepayments under its existing notes owed to Rare Medium Group, Inc. and Credit Suisse First Boston. The remainder of the proceeds from this investment will be used for general corporate purposes by MSV. As of the closing of the initial investment on April 2, 2004, and at June 30, 2004, Motient's percentage ownership of MSV remained approximately 29.5%, assuming conversion of all outstanding convertible notes.

SUMMARY OF RISK FACTORS

In addition to the challenge of growing revenue as described above, our future operating results could be adversely affected by a number of uncertainties and factors, including:

         o We have undergone significant organizational restructuring and we face substantial operational challenges.
         o We are not cash flow positive, and our prospects will depend on our ability to control our costs while maintaining and improving our service levels.
         o    We will need additional liquidity to fund our operations.
         o We may not be able to meet our debt obligations, operating expenses, working capital and other capital expenditures.
         o    We will continue to incur significant losses.
         o We generate a large part of our revenues and cash flows from a small number of customers, and the loss of one or more key customers could result in a significant reduction in revenues and cash flows; UPS has recently deregistered a majority of its units on our network.
         o    Our growth has been curtailed by funding constraints.
         o Our in internal controls may not be sufficient to ensure timely and reliable financial information.
         o We may not be able to realize value from our investment in MSV due to risks associated with MSV's next-generation business plan.
         o Motient may have to take actions which are disruptive to its business to avoid registration under the Investment Company Act of 1940.

         o We could lose market share and revenues as a result of increasing competition from companies in the wireless communications industry that have greater resources and name recognition.
         o Failure to keep pace with rapidly changing markets for wireless communications would significantly harm our business.
         o The success of our wireless communications business depends on our ability to enter into and maintain third party distribution relationships.
         o We expect to maintain a limited inventory of devices to be used in connection with our eLink service, and any interruption in the supply of such devices could significantly harm our business.
         o We cannot guarantee that our suppliers will be able to supply us with components and devices in the quantities and at the times we require, or at all.
         o If prices charged by suppliers for wireless devices do not decline as we anticipate, our business may not experience the growth we expect.
         o We may not be able to develop, acquire and maintain proprietary information and intellectual property rights, which could limit the growth of our business and reduce our market share.
         o Patent infringement litigation against Research In Motion, Ltd., or RIM, may impede our ability to use and sell certain software and handheld devices.
         o Government regulation may increase our cost of providing services, slow our expansion into new markets, subject our services to additional competitive pressures and affect the value of our common stock.
         o    We face burdens relating to the recent trend toward stricter corporate governance and financial reporting standards.
         o    Motient's competitive position may be harmed if the wireless terrestrial network technology it licenses from Motorola is made available to competitors.
         o Motient could incur substantial costs if it is required to relocate its spectrum licenses under a pending proposal being considered by the FCC.
         o Our adoption of "fresh-start" accounting may make evaluation our financial position and results of operations for 2002 and 2003, as compared to prior periods, more difficult.
         o    Certain tax implications of our bankruptcy and reorganization may increase our tax liability.
         o There is a very limited public trading market for our common stock, and our equity securities may continue to be illiquid or experience significant price volatility.
         o We do not expect to pay any dividends on our common stock for the foreseeable future.
         o Future sales of our common stock could adversely affect its price and/or our ability to raise capital.

For a more complete description of the above factors, please see the section entitled "Risk Factors" in Motient's annual report on Form 10-K for the fiscal year ended December 31, 2003.

RESULTS OF OPERATIONS

The table below outlines operating results for Motient:

                        Three Months     Three Months   Six Months Ended  Six Months Ended
                       Ended June 30,   Ended June 30,      June 30,         June 30,
                            2004             2003             2004             2003
                       --------------   --------------   --------------   --------------
Summary of Revenue
------------------
(in millions)
Wireless Internet      $         5.2    $         7.3    $        11.4    $        14.4
Field Services                   1.5              2.8              3.3              6.0
Transportation                   0.9              3.2              1.8              5.8
Telemetry                        0.6              0.6              1.2              1.2
All Other                        1.9              0.1              2.4              0.2
                       --------------   --------------   --------------   --------------
   Service Revenue              10.1             14.0             20.1             27.6
   Equipment Revenue             1.3              1.0              2.8              1.8
                       --------------   --------------   --------------   --------------
         Total         $        11.4    $        15.0    $        22.9    $        29.4
                       ==============   ==============   ==============   ==============

                                 Three Months Ended             Three Months Ended
                                      June 30,    % of Service       June 30,    % of Service
                                      2004(1)       Revenue           2003(2)      Revenue
                                   -------------  -----------      ------------  -----------
Summary of Expense
------------------
(in millions)
Cost of Service and Operations     $       10.4          103%      $      13.9           99%
Cost of Equipment Sold                      1.3           13               1.1            8
Sales and Advertising                       0.9            9               1.5           11
General and Administration                  2.5           25               3.3           24
Operational Restructuring Costs             5.1           50                --           --
Depreciation and Amortization               4.1           41               5.6           40
                                   -------------  -----------      ------------  -----------
     Total Operating               $       24.3          241%      $      25.4          182%
                                   =============  ===========      ============  ===========

    (1) Includes compensation expense of $2.4 million related to the market value of employee stock options.
    (2) Includes compensation expense of $1.2 million related to the market value of employee stock options.

                              Six Months Ended             Six Months Ended
                                  June 30,    % of Service     June 30,    % of Service
                                  2004(1)       Revenue         2003(2)      Revenue
                                ------------  -----------    ------------  -----------
Summary of Expense
------------------
(in millions)
Cost of Service and Operations  $      21.7          108%    $      27.5          100%
Cost of Equipment Sold                  2.8           14             2.1            8
Sales and Advertising                   1.9           10             2.7           10
General and Administration              4.9           24             6.6           24
Operational Restructuring Costs         6.3           31              --           --
Depreciation and Amortization           8.4           42            10.9           39
                                ------------  -----------    ------------  -----------
     Total Operating            $      46.0          229%    $      49.8          181%
                                ============  ===========    ============  ===========

    (1) Includes compensation expense of $3.9 million related to the market value of employee stock options.
    (2) Includes compensation expense of $1.2 million related to the market value of employee stock options.

THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003

REVENUE AND SUBSCRIBER STATISTICS

Service revenues approximated $10.1 million and $20.1 million for the three and six months ended June 30, 2004, respectively, which represented a $3.9 million and $7.5 million decrease as compared to the three and six months ended June 30, 2003, respectively. The decrease in these periods was primarily the result of a decrease in revenue in our wireless internet, field services and transportation market segments. Total revenues approximated $11.4 million and $22.9 million for the three and six months ended June 30, 2004, respectively, which represented a $3.6 million and $6.5 million decrease as compared to the three and six months ended June 30, 2003, respectively. The decrease was primarily a result of the decreased service revenues, partially offset by an increase in equipment revenue.

The tables below summarize our revenue for the three and six months ended June 30, 2004 and 2003 and our subscriber base as of June 30, 2004 and 2003. An explanation of certain changes in revenue and subscribers is set forth below.

                       Three Months Ended June 30,
                       ----------------------------
Summary of Revenue         2004           2003         Change       % Change
------------------     -------------  -------------  -----------   -----------
(in millions)
Wireless Internet      $        5.2   $        7.3   $     (2.1)         (29)%
Field Services                  1.5            2.8         (1.3)         (46)
Transportation                  0.9            3.2         (2.3)         (72)
Telemetry                       0.6            0.6          0.0            0
All Other                       1.9            0.1          1.8        1,800
                       -------------  -------------  -----------   -----------
   Service Revenue             10.1           14.0         (3.9)         (28)
   Equipment Revenue            1.3            1.0          0.3           30
                       -------------  -------------  -----------   -----------
         Total         $       11.4   $       15.0   $     (3.6)         (24)%
                       =============  =============  ===========   ===========

                        Six Months Ended June 30,
                       ----------------------------
Summary of Revenue         2004           2003         Change       % Change
------------------     -------------  -------------  -----------   -----------
(in millions)
Wireless Internet      $       11.4   $       14.4   $     (3.0)         (21)%
Field Services                  3.3            6.0         (2.7)         (45)
Transportation                  1.8            5.8         (4.0)         (69)
Telemetry                       1.2            1.2          0.0            0
All Other                       2.4            0.2          2.2        1,100
                       -------------  -------------  -----------   -----------
   Service Revenue             20.1           27.6         (7.5)         (27)
   Equipment Revenue            2.8            1.8          1.0           56
                       -------------  -------------  -----------   -----------
         Total         $       22.9   $       29.4   $     (6.5)         (22)%
                       =============  =============  ===========   ===========

The make up of our registered subscriber base was as follows:

                               As of June 30,
                       ----------------------------
                           2004           2003         Change       % Change
                       -------------  -------------  -----------   -----------
Wireless Internet            89,471        110,452      (20,981)         (19)%
Field Services               14,356         20,770       (6,414)         (31)
Transportation  (1)          46,986        100,793      (53,807)         (53)
Telemetry                    31,002         29,787        1,215           (4)
All Other                       722            941         (219)         (23)
                       -------------  -------------  -----------   -----------
         Total              182,537        262,743      (80,206)         (31)%
                       =============  =============  ===========   ===========

                  (1) Includes 9,692 registered UPS devices as of June 30, 2004, of which 3,066 were actively passing data traffic, as compared to 69,954 registered UPS devices as of June 30, 2003, of which 33,890 were actively passing data traffic.

         o Wireless Internet: Revenue declined from $7.3 million to $5.2 million for the three months ended June 30, 2004, as compared to the three months ended June 30, 2003. Revenue declined from $14.4 million to $11.4 million for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003. The revenue decline in the Wireless Internet sector during this period represented customer losses that we are experiencing in both our direct and reseller channels as a result of the migration of wireless internet customers to other networks. These customer losses have been exacerbated by the `end-of-life' announcement by RIM for the 857 device, which has negatively impacted the ability of our resellers to add new devices to our network to replace those that are migrating from their respective customer bases. This decline is also the result of Motient's coordinated effort to actively sell and promote wireless email and wireless Internet applications to enterprise accounts under our agent relationships with T-Mobile USA and Verizon Wireless. During the fourth quarter of 2003, we sold several of our existing customers devices on these networks that resulted in their termination of devices on our network in the first six months of 2004. We received commissions from these carriers for these sales.
         o Field Services: Revenue declined from $2.8 million to $1.5 million for the three months ended June 30, 2004, as compared to the three months ended June 30, 2003. Revenue declined from $6.0 million to $3.3 million for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003. The decrease in revenue from field services was primarily the result of the termination of several customer contracts, including Sears and Lanier, as well as the general reduction of units and/or rates across the remainder of our field service customer base, primarily IBM and Pitney Bowes. This revenue segment was also negatively impacted by approximately $350,000 due to the reclassification of one of our customers, Lucent, to the wireless internet segment.
         o Transportation: Revenue declined from $3.2 million to $0.9 million for the three months ended June 30, 2004, as compared to the three months ended June 30, 2003. Revenue declined from $5.8 million to $1.8 million for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003. The decrease in revenue from the transportation sector was primarily the result of UPS, beginning in July 2003, having removed a significant number of their units from our network and no longer maintaining their historical level of payments. UPS represented $0.2 million and $0.5 million of revenue for the three and six months ended June 30, 2004, as compared to $2.7 million and $4.8 million of revenue for the three and six months ended June 30, 2003. We did, however, also continue to experience growth during this period in other transportation accounts, most notably Aether and Roadnet.
         o Telemetry: Revenue remained at $0.6 million for the three months ended June 30, 2004, as compared to the three months ended June 30, 2003. Revenue remained at $1.2 million for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003. While we experienced growth in certain telemetry customer accounts, including US Wireless Data and USA Technologies, this was equally offset by churn or negative rate changes in other telemetry accounts.
         o Other: Revenue increased from $0.1 million to $1.9 million for the three months ended June 30, 2004, as compared to the three months ended June 30, 2003. Revenue increased from $0.2 million to $2.4 million for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003. The increase was attributable to the settlement of a take-or-pay contract with Wireless Matrix resulting in the recognition of $1.1 million and approximately $0.6 million of commissions earned via the agency and dealer agreements with Verizon Wireless and T-Mobile USA.

         o Equipment: Revenue increased from $1.0 million to $1.3 million for the three months ended June 30, 2004, as compared to the three months ended June 30, 2003. Revenue increased from $1.8 million to $2.8 million for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003. The increase in equipment revenue was primarily the result of the sales of devices attributable to agency and dealer agreements with Verizon Wireless and T-Mobile USA.

The table below summarizes our operating expenses for the three and six months ended June 30, 2004 and 2003. An explanation of certain changes in operating expenses is set forth below.

                                  Three Months Ended June 30,
                                  ----------------------------
Summary of Expenses                    2004(1)        2003(2)      Change       % Change
-------------------               -------------  -------------  -----------   -----------
(in millions)
Cost of Service and Operations    $       10.4   $       13.9   $     (3.5)         (25)%
Cost of Equipment Sales                    1.3            1.1          0.2           18
Sales and Advertising                      0.9            1.5         (0.6)         (40)
General and Administration                 2.5            3.3         (0.8)         (24)
Operational Restructuring Costs            5.1             --          5.1           --
Depreciation and Amortization              4.1            5.6         (1.5)         (27)
                                  -------------  -------------  -----------   -----------
         Total Operating          $       24.3   $       25.4   $     (1.1)          (4)%
                                  =============  =============  ===========   ===========

    (1) Includes compensation expense of $2.4 million related to the market value of employee stock options.
    (2) Includes compensation expense of $1.2 million related to the market value of employee stock options.

                                   Six Months Ended June 30,
                                  ----------------------------
Summary of Expenses                    2004(1)       2003(2)      Change       % Change
-------------------               -------------  -------------  -----------   -----------
(in millions)
Cost of Service and Operations    $       21.7   $       27.5   $     (5.8)         (21)%
Cost of Equipment Sales                    2.8            2.1          0.7           33
Sales and Advertising                      1.9            2.7         (0.8)         (30)
General and Administration                 4.9            6.6         (1.7)         (26)
Operational Restructuring Costs            6.3             --          6.3           --
Depreciation and Amortization              8.4           10.9         (2.5)         (23)
                                  -------------  -------------  -----------   -----------
         Total Operating          $       46.0   $       49.8   $     (3.8)          (8)%
                                  =============  =============  ===========   ===========

    (1) Includes compensation expense of $3.9 million related to the market value of employee stock options.
    (2) Includes compensation expense of $1.2 million related to the market value of employee stock options.

Cost of service and operations includes costs to support subscribers, such as network telecommunications charges and site rent for network facilities, network operations employee salary and related costs, network and hardware and software maintenance charges, among other things. Costs of service and operations decreased from $13.9 million to $10.4 million for the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. Cost of service and operations expenses as a percentage of service revenue were approximately 103% for the three months ended June 30, 2004, compared to 99% for the comparable period of 2003. Costs of service and operations decreased from $27.5 million to $21.7 million for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. Cost of service and operations expenses as a percentage of service revenue were approximately 108% for the first six months of 2004, compared to 100% for the comparable period of 2003. The decrease in these expenses was partially the result of lower employee salary and related costs due to the workforce reductions implemented in March of 2003 and February of 2004. The reduction in force in February of 2004 also resulted in the reversal in the first quarter of 2004 of certain accrued employee bonuses from prior periods. This decrease was also impacted by the termination of our national maintenance contract with Motorola at December 31, 2003, as well as the continued removal of older-generation base stations from the network. We currently perform our maintenance on our base stations by contracting directly with service shops in respective regions, which has materially lowered our cost relative to our prior national maintenance contract. Site lease and telecommunications costs for base station locations also decreased during this period as a result of the removal of base stations as part of our efforts to remove older-generation equipment from our network. The decrease in costs of service and operations was also partially the result of reductions in hardware and software maintenance costs as a result of the negotiation of lower rates on maintenance service contracts in 2003, the reduction of software licenses as a result of having fewer employees and a decrease in software development costs as a result of a change in capitalization policy. These decreases were partially offset by compensation expenses associated with stock options issued to employees in 2003 of $1.5 million and $2.0 million for the three and six months ended June 30, 2004, respectively. Compensation expenses associated with stock options issued to employees totaled $0.4 million for the three and six months ended June 30, 2003. Excluding these compensation charges, cost of service and operations decreased $4.6 million and $7.4 million, or 34% and 27% for the three and six months ended June 30, 2004, respectively, as compared to the comparable periods in 2003.

Cost of equipment sold increased from $1.1 million to $1.3 million for the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. Cost of equipment sold increased from $2.1 million to $2.8 million for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. The increase was primarily the result of the cost of the sales of devices attributable to the agency and dealer agreements with Verizon Wireless and T-Mobile USA.

Sales and advertising expenses decreased to $0.9 million for the three months ended June 30, 2004, as compared to $1.5 million for the three months ended June 30, 2003. Sales and advertising expenses decreased to $1.9 million for the six months ended June 30, 2004, as compared to $2.7 million for the six months ended June 30, 2003. Sales and advertising expenses as a percentage of service revenue were approximately 9% for the three months ended June 30, 2004, compared to 11% for the comparable period of 2003. Sales and advertising expenses as a percentage of service revenue were approximately 10% for the first six months of 2004, compared to 10% for the comparable period of 2003. The decrease in sales and advertising expenses for the three and six months ended June 30, 2004 was primarily attributable to lower employee salary and related costs, including sales commissions, due to lower sales volumes and the workforce reductions implemented in March 2003 and February 2004, the reversal of certain prior period accrued compensation as discussed above and the significant reduction in or elimination of sales and marketing programs after our reorganization in May 2002. These decreases were partially offset by compensation expenses associated with stock options issued to employees in 2003 of $0.5 million and $0.9 million for the three and six months ended June 30, 2004, respectively. Compensation expenses associated with stock options issued to employees totaled $0.3 million for the three and six months ended June 30, 2003. Excluding these compensation charges, sales and advertising decreased $0.8 million and $1.4 million, or 67% and 58% for the three and six months ended June 30, 2004, respectively, as compared to the comparable periods in 2003.

General and administrative expenses for the core wireless business decreased from $3.3 million to $2.5 million for the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. General and administrative expenses for the core wireless business decreased from $6.6 million to $4.9 million for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. General and administrative expenses as a percentage of service revenue were approximately 25% for the three months ended June 30, 2004, compared to 24% for the comparable period of 2003. General and administrative expenses as a percentage of service revenue were approximately 24% for the first six months of 2004, compared to 24% for the comparable period of 2003. The decrease in general and administrative expenses for the three and six months ended June 30, 2004 was primarily attributable to lower employee salary and related costs due to the workforce reductions implemented in March of 2003 and February of 2004, the reversal of certain prior period accrued compensation as discussed above, the closure of our Reston facility in July 2003, lower directors and officers liability insurance costs subsequent to reorganization and a reduction in bad debt charges primarily due to lower accounts receivables balances as a result of improvements in our collection capabilities. These decreases were partially offset by increases in audit and legal fees as a result of our continuing efforts to be compliant with our financial reporting and by compensation expenses associated with stock options issued to employees in 2003 of $0.4 million and $1.0 million for the three and six months ended June 30, 2004, respectively. Compensation expenses associated with stock options issued to employees totaled $0.5 million for the three and six months ended June 30, 2003. Excluding these compensation charges, general and administrative decreased $0.7 million and $2.2 million, or 25% and 36% for the three and six months ended June 30, 2004, respectively, as compared to the comparable periods in 2003.

Operational restructuring costs increased from $0.0 million to $5.1 million for the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. Operational restructuring costs increased from $0.0 million to $6.3 million for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. The operational restructuring costs in the first quarter of 2004 resulted from the severance and related salary charges as a result of the reduction in force in February 2004 and certain costs as a result of base station deconstruction activities as part of our on-going network rationalization efforts. For the second quarter ended June 30, 2004, the network rationalization costs aggregate $5.1 million, consisting of base station deconstruct costs of $0.5 million, the loss on the retirement of certain base station equipment of $2.8 million and termination liabilities of $1.8 million for site leases no longer required for removed base stations.

In the second quarter of 2004, we finalized plans to implement certain base station rationalization initiatives. These initiatives are anticipated to be completed by December 2004. These initiatives involve the de-commissioning of approximately 409 base stations from our network. We had 1,549 base stations in our network as of March 31, 2004. We are taking these actions in a coordinated effort to reduce network operating costs while also focusing on minimizing the potential impact to our customers communications and coverage requirements. This rationalization encompasses, among other things, the reduction of unneeded capacity across the network by de-commissioning under-utilized and un-profitable base stations as well as de-commissioning base stations that pass an immaterial amount of customer data traffic. In some cases, these base stations were originally constructed specifically to serve customers with nationwide requirements that are no longer customers of Motient. In certain instances, the geographic area that our network serves may be reduced by this process and customer communications may be impacted. We have discussed these changes to our network with many of our customers to assist them in evaluating the potential impact, if any, to their respective communications requirements. The full extent and effect of the changes to our network have yet to be determined, but based on internal analyses, we believe the de-commissioning of these base stations from our network will only impact approximately 1.5% of our network's current data traffic. As of July 31, 2004, we were approximately 85% complete with these network rationalization initiatives.

Depreciation and amortization for the core wireless business decreased to $4.1 million for the three months ended June 30, 2004, as compared to $5.6 million for the three months ended June 30, 2003. Depreciation and amortization for the core wireless business decreased to $8.4 million for the six months ended June 30, 2004, as compared to $10.9 million for the six months ended June 30, 2003. Depreciation and amortization was approximately 41% of service revenue for the three months ended June 30, 2004, as compared to 40% for the comparable period of 2003. Depreciation and amortization was approximately 42% of service revenue for the first six months of 2004, as compared to 39% for the first six months of 2003. Depreciation and amortization expense reduced as a result of our decline in asset value related to our frequency sale transactions in 2003 and our write-down as of September 2003 of our customer contract related intangibles. In May 2004, the Company engaged a financial advisory firm to prepare a valuation of customer intangibles as of September 2003. Due to the loss of UPS as a core customer in 2003 as well as the migration and customer churn occurring in the Company's mobile internet base that is impacting the average life of a customer in this base, among other things, the Company determined an impairment of the value of these customer contracts was probable. As a result of this valuation, the value of customer intangibles was determined to be impaired as of September 2003 and was reduced by $5.5 million.

                                                 Three Months     Three Months      Six Months     Six Months Ended
                                                Ended June 30,   Ended June 30,   Ended June 30,       June 30,
                                                     2004            2003             2004               2003
                                                --------------   --------------   --------------   --------------
(in thousands)
Interest Expense, net                           $      (1,273)   $      (1,642)   $      (3,039)   $      (2,954)
Write -off of deferred financing costs                 (8,052)              --           (8,052)              --
Other Income, net                                         191              348              199              807
Other Income from Aether                                  662              938            1,307            1,776
Gain/(Loss) on Disposal of Assets                           2               --               --               --
Gain on Debt & Capital Lease Retirement                   802               --              802               --
Equity in Losses of Mobile Satellite Ventures          (2,608)          (2,288)          (4,838)          (4,613)

Interest expense decreased for the three months ended June 30, 2004, as compared to the three months ended June 30, 2003, due primarily to the April, 2004 repayment of our term credit facility. Interest expense increased for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003, due to the amortization of fees and the value ascribed to warrants provided to the term credit facility lenders on our closing of our credit facility in January of 2003 and the subsequent amendment in March 2004.

In April 2004, we repaid all amounts outstanding under our term credit facility of $6.7 million, which resulted in the requirement to immediately expense $6.4 and $1.7 million in financing fees related to the January 2003 and March 2004 credit facilities.

In June 2004, we negotiated settlements of our vendor financing and notes payable with Motorola and our capital lease with Hewlett-Packard. These settlements resulted in a gain on debt and capital lease retirements of $0.8 million.

Effective May 1, 2002, we were required to reflect our equity share of the losses of MSV. We recorded equity in losses of MSV of $2.6 million and $4.8 million for the three and six months ended June 30, 2004, as compared to $2.3 million and $4.6 million for the three and six months ended June 30, 2003. The MSV losses for the three and six months ended June 30, 2004 are Motient's 46.5% of MSV's losses for the same periods, and losses for the three and six months ended June 30, 2003 consist of Motient's 48% share of the MSV losses to date reduced by the loans in priority. For the three and six months ended June 30, 2004, respectively, MSV had revenues of $7.6 million and $15.7 million, operating expenses of $7.7 million and $15.0 million and a net loss of $7.5 million and $14.2 million.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2004, we had approximately $12.2 million of cash on hand and short-term investments. In addition to cash generated from operations, our principal source of funds was, as of June 30, 2004, a term credit facility that we entered into on January 27, 2003. On April 7, 2004, we received proceeds of $23.2 million from the sale of our common stock to several institutional investors in a private placement. On April 13, 2004, we repaid all of its then owing principal and interest under its term credit facility. We currently have $5.7 million of availability remaining under this facility, until December 31, 2004, subject to the lending conditions of the credit agreement. On July 2, 2004, we received aggregate proceeds of $30.0 million from the sale of our common stock to several institutional investors, of which approximately $24.5 million was used to repay certain debt owing to Rare Medium and CSFB, with the remainder used for general working capital purposes.

SUMMARY OF CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

                                                              Six Months      Six Months
                                                                Ended           Ended
                                                               June 30,       June 30,
                                                                 2004           2003
                                                               ---------      ---------
                                                              (Unaudited)    (Unaudited)
        Net cash (used in) Operating Activities:               $ (8,230)      $ (3,539)

        Net cash provided by Investing Activities:                1,455             83

        Cash flows from financing activities:
          Principal payments under capital leases                (2,419)        (1,357)
          Principal payments under vendor financing                (682)          (438)
          Repayment from term loan                               (6,785)            --
          Proceeds from term credit facility                      1,500          3,000
          Proceeds from issuance of stock                        23,188             --
          Proceeds from issuance of employee stock options        1,003             --
          Stock issuance costs and other charges                   (476)            --
          Debt issuance costs and other charges                      --           (537)
                                                               ---------      ---------
        Net cash provided by financing activities                15,329           (668)
                                                               ---------      ---------

        Net (decrease) increase in cash and cash equivalents      8,554         (2,788)
        Cash and Cash Equivalents, beginning of period            3,618          5,840
                                                               ---------      ---------

        Cash and Cash Equivalents, end of period               $ 12,172       $  3,052
                                                               =========      =========

Cash used in operating activities increased for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003, as a result of decreases in funds provided by revenue.

The increase in cash provided by investing activities for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 was primarily attributable to the receipt of $2 million from MSV as a reult of the April 2, 2004 investment in MSV. Cash flows from investing activities also includes the conversion of our $1.1 million letter of credit that secured our capital lease with Hewlett-Packard to unrestricted cash, as part of our negotiated settlement of these obligations with Hewlett-Packard in June 2004.

The increase in cash provided by financing activities for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 was the result of the proceeds from the exercise of certain employee stock options, borrowings under the term credit facility (prior to retirement discussed hereafter) and our private placement of common stock completed in April 2004. These proceeds were partially utilized in our negotiated settlement of our vendor debt and capital lease obligations and the repayment of all amounts outstanding under our term credit facility in April 2004.

We believe that our available funds, together with existing and anticipated credit facilities, will be adequate to satisfy our current and planned operations for at least the next 12 months.

COST REDUCTION ACTIONS

We have taken a number of steps to reduce operating and capital expenditures in order to lower our cash burn rate and improve our liquidity position.

REDUCTIONS IN WORKFORCE. We undertook a reduction in our workforce in February 2004. This action eliminated approximately 32.5% (54 employees), of our workforce. This action reduced employee and related expenditures by approximately $0.4 million per month.

CREDIT FACILITY REPAYMENT: On April 13, 2004, Motient repaid the all principal amounts then owing under its term credit facility, including accrued interest thereon, in an amount of $6.8 million. The remaining availability under the credit facility of $5.7 million will be available for borrowing by the Company until December 31, 2004, subject to the lending conditions in the credit agreement.

TERMINATION OF MOTOROLA AND HEWLETT-PACKARD AGREEMENTS: In June 2004, the Company negotiated settlements of the entire amounts outstanding under its financing facility with Motorola and its capital lease with Hewlett-Packard. The full amount due and owing under these agreements was a combined $6.8 million. The Company paid a combined $3.9 million in cash to Motorola and Hewlett-Packard and issued a warrant to Motorola to purchase 200,000 shares of the Company's common stock at a price of $8.68, in full satisfaction of the outstanding balances.

NETWORK RATIONALIZATION. In the second quarter of 2004, we finalized plans to implement certain base station rationalization initiatives. These initiatives are anticipated to be completed by December 2004. These initiatives involve the de-commissioning of approximately 409 base stations from our network. We had 1,549 base stations in our network as of March 31, 2004. We are taking these actions in a coordinated effort to reduce network operating costs while also focusing on minimizing the potential impact to our customers communications and coverage requirements. This rationalization encompasses, among other things, the reduction of unneeded capacity across the network by de-commissioning under-utilized and un-profitable base stations as well as de-commissioning base stations that pass an immaterial amount of customer data traffic. In some cases, these base stations were originally constructed specifically to serve customers with nationwide requirements that are no longer customers of Motient. In certain instances, the geographic area that our network serves may be reduced by this process and customer communications may be impacted. We have discussed these changes to our network with many of our customers to assist them in evaluating the potential impact, if any, to their respective communications requirements. The full extent and effect of the changes to our network have yet to be determined, but based on internal analyses, we believe the de-commissioning of these base stations from our network will only impact approximately 1.5% of our network's current data traffic. As of July 31, 2004, we were approximately 85% complete with these network rationalization initiatives.

Please see Item 2 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") for further discussion of this network rationalization.

Despite these initiatives, we continue to generate losses from operations, and there can be no assurances that we will ever generate income from operations.

In December 2002 we entered into an agreement with UPS pursuant to which UPS prepaid an aggregate of $5 million in respect of network airtime service to be provided beginning January 1, 2004. The $5 million prepayment will be credited against airtime services provided to UPS beginning January 1, 2004, until the prepayment is fully credited. Based on UPS' current level of network airtime usage, we do not expect that UPS will be required to make any cash payments to us in 2004 for service provided during 2004. UPS has substantially completed its migration to next generation network technology, and its monthly airtime usage of our network has declined significantly. There are no minimum purchase requirements under our contract with UPS, and the contract may be terminated by UPS on 30 days' notice. If UPS terminates the contract, we will be required to refund any unused portion of the prepayment to UPS. While we expect that UPS will remain a customer for the foreseeable future, the bulk of UPS' units have migrated to another network. Until June 2003, UPS had maintained its historical level of payments to mitigate the near-term revenue and cash flow impact of its recent and anticipated continued reduced network usage. However, beginning in July 2003, the revenues and cash flow from UPS declined significantly. As of June 30, 2004, UPS had approximately 3,100 active units on Motient's network. The value of our remaining airtime service obligations to UPS at June 30, 2004 in respect of the prepayment was approximately $4.3 million.

SOURCES OF FINANCING

SALE OF COMMON STOCK: On April 7, 2004, we sold 4,215,910 shares of our common stock at a per share price of $5.50 for an aggregate purchase price of $23.2 million to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio, Ltd., The Altar Rock Fund L.P., Tudor Proprietary Trading, L.L.C., Highland Crusader Offshore Partners, L.P., York Distressed Opportunities Fund, L.P., York Select, L.P., York Select Unit Trust, M&E Advisors L.L.C., Catalyst Credit Opportunity Fund, Catalyst Credit Opportunity Fund Offshore, DCM, Ltd., Greywolf Capital II LP and Greywolf Capital Overseas Fund and LC Capital Master Fund. The sale of these shares was not registered under the Securities Act of 1933, as amended and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, we signed a registration rights agreement with the holders of these shares. Among other things, this registration rights agreement requires us to file and cause to make effective a registration statement permitting the resale of the shares by the holders thereof. We also issued warrants to purchase an aggregate of 1,053,978 shares of our common stock to the investors listed above, at an exercise price of $5.50 per share. Motient's registration statement registering the shares became effective on July 13, 2004, prior to the deadline imposed by the registration rights agreement. Therefore, the warrants issued in this transaction will never vest. The proceeds of this private placement of common stock were used for general corporate purposes and the repayment of the term credit facility.

ADDITIONAL SALE OF COMMON STOCK: On July 1, 2004, we sold 3,500,000 shares of our common stock at a per share price of $8.57 for an aggregate purchase price of $30.0 million to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio, Ltd., The Altar Rock Fund L.P., Tudor Proprietary Trading, L.L.C., York Distressed Opportunities Fund, L.P., York Select, L.P., York Select Unit Trust, York Global Value Partner, L.P., Catalyst Credit Opportunity Fund, Catalyst Credit Opportunity Fund Offshore, DCM, Ltd., Rockbay Capital Fund, LLC, Rockbay Capital Investment Fund, LLC, Rockbay Capital Offshore Fund, Ltd., Glenview Capital Partner, L.P., Glenview Institutional Partners, L.P., Glenview Capital Master Fund, Ltd., GCM Little Arbor Master Fund, Ltd., OZ Master Fund, Ltd., OZ Mac 13 Ltd., Fleet Maritime, Inc., John Waterfall, Edwin Morgens, Greywolf Capital II, L.P., Greywolf Capital Overseas Fund, Highland Equity Focus Fund, L.P., Singer Children's Management Trust, Highland Equity Fund, L.P., and Strome Hedgecap Limited. The sale of these shares was not registered under the Securities Act and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, we signed a registration rights agreement with the holders of these shares. Among other things, this registration rights agreement requires us to file and cause to make effective a registration statement permitting the resale of the shares by the holders thereof. We also issued warrants to purchase an aggregate of 525,000 shares of our common stock to the investors listed above, at an exercise price of $8.57 per share. Motient's registration statement registering the shares issued in this transaction became effective on July 13, 2004, prior to the deadline imposed by the registration rights agreement. Therefore, the warrants issued in this transaction will never vest.

The proceeds of this private placement of common stock were used for general corporate purposes and the repayment of the outstanding Rare Medium and CSFB notes.

TERM CREDIT FACILITY: On January 27, 2003, our wholly-owned subsidiary, Motient Communications, closed a term credit agreement with a group of lenders, including several of our existing stockholders. The lenders include the following entities or their affiliates: M&E Advisors, L.L.C., Bay Harbour Partners, York Capital and Lampe Conway & Co. York Capital is affiliated with James G. Dinan and JGD Management Corp. James Dondero, Highland Capital Management, JGD Management Corp. and James G. Dinan each hold 5% or more of Motient's common stock. The lenders also include Gary Singer, directly or through one or more entities. Gary Singer is the brother of Steven G. Singer, one of our directors.

The table below shows, as of August 1, 2004 the number of shares of Motient common stock beneficially owned by the following parties to the term credit agreement, based solely on filings made by such parties with the SEC:

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

         NAME OF BENEFICIAL OWNER                    NUMBER OF SHARES
         ------------------------                    ----------------

         James G. Dinan*                             2,276,445
         JGD Management Corp.*                       2,276,445
         Highland Capital Management**               4,642,469
         James Dondero**                             4,642,469

         *JGD Management Corp. and James G. Dinan share beneficial ownership with respect to the [2,276,445] shares of our common stock. Mr. Dinan is the president and sole stockholder of JGD Management Corp., which manages the other funds and accounts that hold our common stock over which Mr. Dinan has discretionary investment authority.
         ** James D. Dondero, a member of our board of directors, is the President of Highland Capital Management, L.P., which, pursuant to an arrangement with M&E Advisors, L.L.C., has indirectly made a commitment under the credit facility.

Under the credit agreement, the lenders have made commitments to lend Motient Communications up to $12.5 million. The commitments are not revolving in nature and amounts repaid or prepaid may not be reborrowed. Borrowing availability under Motient's term credit facility terminated on December 31, 2003. On March 16, 2004, Motient Communications entered into an amendment to the credit facility which extended the borrowing availability period until December 31, 2004. As part of this amendment, Motient Communications provided the lenders with a pledge of all of the stock of a newly-formed special purpose subsidiary of Motient Communications, Motient License, which holds all of Motient's FCC licenses formerly held by Motient Communications.

Under this facility, the lenders have agreed to make loans to Motient Communications through December 31, 2004 upon Motient Communications' request no more often than once per month, in aggregate principal amounts not to exceed $1.5 million for any single loan, and subject to satisfaction of other conditions to borrowing, including certain financial and operating covenants, contained in the credit agreement.

Each loan borrowed under the credit agreement has a term of three years. Loans carry interest at 12% per annum. Interest accrues, compounding annually, from the first day of each loan term, and all accrued interest is payable at each respective loan maturity, or, in the case of mandatory or voluntary prepayment, at the point at which the respective loan principal is repaid. Loans may be prepaid at any time without penalty.

The obligations of Motient Communications under the credit agreement are secured by a pledge of all the assets owned by Motient Communications that can be pledged as security (including, but not limited to Motient Communication's shares in Motient License). Motient Communications owns, directly or indirectly, all of our assets relating to our terrestrial wireless communications business. In addition, Motient Corporation and its wholly-owned subsidiary, Motient Holdings Inc., have guaranteed Motient Communications' obligations under the credit agreement, and we have delivered a pledge of the stock of Motient Holdings Inc., Motient Communications, Motient Services and Motient License to the lenders. In addition, upon the repayment in full of the outstanding $19,750,000 principal amount of senior notes due 2005 issued by MVH Holdings Inc. to Rare Medium and CSFB in connection with our approved Plan of Reorganization, the lenders could ask us to pledged the stock of MVH Holdings Inc. to the lenders.

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

On January 27, 2003, in connection with the signing of the credit agreement, we issued warrants at closing to the lenders to purchase, in the aggregate, 3,125,000 shares of our common stock. The exercise price for these warrants is $1.06 per share. The warrants were immediately exercisable upon issuance and have a term of five years. The warrants were valued at $10 million using a Black-Scholes pricing model and have been recorded as a debt discount and are being amortized as additional interest expense over three years, the term of the related debt. Upon closing of the credit agreement, we paid closing and commitment fees to the lenders of $500,000. These fees have been recorded on our balance sheet and are being amortized as additional interest expense over three years, the term of the related debt. Under the credit agreement, we must pay an annual commitment fee of 1.25% of the daily average of undrawn amounts of the aggregate commitments from the period from the closing date to December 31, 2003. In December 2003, we paid the lenders a commitment fee of approximately $113,000.

On March 16, 2004, in connection with the execution of the amendment to our credit agreement, we issued warrants to the lenders to purchase, in the aggregate, 1,000,000 shares of our common stock. The exercise price of the warrants is $4.88 per share. The warrants were immediately exercisable upon issuance and have a term of five years. The warrants were valued using a Black-Scholes pricing model at $6.7 million and were be recorded as a debt discount and are being amortized as additional interest expense over three years, the term of the related debt. The warrants are also subject to a registration rights agreement. Under such agreement, we agreed to file a registration statement to register the shares underlying the warrants upon the request of a majority of the warrant holders, or in conjunction with the filing of a registration statement in respect of shares of our common stock held by other holders. We will bear all the expenses of such registration. In connection with the amendment, we were also required to pay commitment fees to the lenders of $320,000, which were added to the principal balance of the credit facility at closing. These fees were recorded on our balance sheet and are being amortized as additional interest expense over three years, the term of the related debt.

In each of April, June and August 2003 and March of 2004, we made draws under the credit agreement in the amount of $1.5 million for an aggregate amount of $6.0 million. We used such funds to fund general working capital requirements of operations. On April 13, 2004, Motient repaid all principal amounts due under its credit facility, including accrued interest thereon, in an amount of $6.8 million. The remaining availability under the credit facility of $5.7 million will remain available for borrowing to Motient until December 31, 2004, subject to the lending conditions in the agreement.

For the monthly periods ended April 2003 through December 2003, we reported events of default under the terms of the credit facility to the lenders. These events of default related to non-compliance with covenants requiring minimum monthly revenue, earnings before interest, taxes and depreciation and amortization and free cash flow performance. In each period, the lenders waived these events of default. There can be no assurance that Motient will not have to report additional events of default or that the lenders will continue to provide waivers in such event. Ultimately, there can be no assurances that the liquidity provided by the credit facility will be sufficient to fund our ongoing operations.

MSV NOTE: We own a $15.0 million promissory note issued by MSV in November 2001. This note matures in November 2006, but may be fully or partially repaid prior to maturity involving the consummation of additional investments in MSV in the form of equity, debt or asset sale transactions, subject to certain conditions and priorities with respect to payment of other indebtedness. Please see " -Overview - Mobile Satellite Ventures LP" for further discussion of this note receivable. Motient also owns an aggregate of $3.5 million of convertible notes issued by MSV. The convertible notes mature on November 26, 2006, bear interest at 10% per annum, compounded semiannually, and are payable at maturity. The convertible notes are convertible, at any time, at our discretion, and automatically in certain circumstances, into class A preferred units of limited partnership of MSV.

On April 2, 2004, a $17.6 million investment into MSV was consummated. In connection with this investment, MSV's amended and restated investment agreement was amended to provide that of the total $17.6 million in proceeds, $5.0 million was used to repay certain outstanding indebtedness of MSV, including $2.0 million of accrued interest under the $15.0 million promissory note issued to us by MSV. We were required to use 25% of the $2 million we received in this transaction, or $500,000, to make prepayments under our existing notes owed to Rare Medium Group, Inc. and Credit Suisse First Boston, which are described below.

LITIGATION PROCEEDS: On April 15, 2004, Motient filed a claim under the rules of the American Arbitration Association in Fairfax County, VA, against Wireless Matrix Corporation, a reseller of Motient's services, for the non-payment of certain amounts due and owing under the "take-or-pay" agreement between Motient and Wireless Matrix. Under this agreement, Wireless Matrix agreed to purchase certain minimum amounts of air-time on the Motient network. In June 2004, Motient reached a favorable out of court settlement with Wireless Matrix in which Wireless Matrix paid Motient $1.1 million.

OUTSTANDING OBLIGATIONS

As of June 30, 2004, Motient had the following debt obligations, in addition to the above mentioned term credit facility, in place:

RARE MEDIUM NOTES: Under our Plan of Reorganization, the then outstanding Rare Medium notes were cancelled and replaced by a new note in the principal amount of $19.0 million. The new note was issued by a new subsidiary of Motient Corporation that owns 100% of Motient Ventures Holding Inc., which owns substantially all of our interests in MSV. The new note matures on May 1, 2005 and carries interest at 9% per annum. The note allows us to elect to accrue interest and add it to the principal, instead of paying interest in cash. The note requires that it be prepaid using 25% of the proceeds of any repayment of the $15 million note receivable from MSV. As described above, we partially repaid outstanding interest on this note in April 2004. On July 15, 2004, we paid $22.6 million, representing all outstanding principal and interest due and owing on this note.

CSFB NOTE: Under our Plan of Reorganization, we issued a note to CSFB, in satisfaction of certain claims by CSFB against Motient, in the principal amount of $750,000. The new note was issued by a new subsidiary of Motient Corporation that owns 100% of Motient Ventures Holdings Inc., which owns all of our interests in MSV. The new note matures on May 1, 2005 and carries interest at 9%. The note allows us to elect to accrue interest and add it to the principal, instead of paying interest in cash. We must use 25% of the proceeds of any repayment of the $15 million note receivable from MSV to prepay the CSFB note. As described above, we partially repaid outstanding interest on this note in April 2004. On July 15, 2004, we paid $0.9 million, representing all outstanding principal and interst due and owing on this note.

VENDOR FINANCING AND PROMISSORY NOTES: Motorola had entered into an agreement with us to provide up to $15 million of vendor financing, to finance up to 75% of the purchase price of network base stations. Loans under this facility bear interest at a rate equal to LIBOR plus 4.0% and are guaranteed by us and each subsidiary of Motient Holdings. The terms of the facility require that amounts borrowed be secured by the equipment purchased therewith. Advances made during a quarter constitute a loan, which is then amortized on a quarterly basis over three years. These balances were not impacted by our Plan of Reorganization. In January 2003, we restructured the then-outstanding principal under this facility of $3.5 million, with such amount to be paid off in equal monthly installments over a three-year period from January 2003 to December 2005. In January 2003, we also negotiated a deferral of approximately $2.6 million that was owed for maintenance services provided pursuant to a separate service agreement with Motorola, and we issued a promissory note for such amount, with the note to be paid off over a two-year period beginning in January 2004. The interest rate on this promissory note is LIBOR plus 4%. In March 2004, we further restructured both the vendor financing facility and the promissory note, primarily to extend the amortization periods for both the vendor financing facility and the promissory note. We amortized the combined balances in the amount of $100,000 per month beginning in March 2004. We also agreed that interest would accrue on the vendor financing facility at LIBOR plus 4%. As part of this restructuring, we agreed to grant Motorola a second lien (junior to the lien held by the lenders under our term credit facility) on the stock of Motient License. This pledge secured our obligations under both the vendor financing facility and the promissory note.

As of March 31, 2004, $4.3 million was outstanding under these notes with Motorola. In June 2004, we reached an agreement to prepay these obligations in a negotiated settlement with Motorola, which we consummated in July 2004. Please see Note 1, ("Organization and Business") and Note 6, ("Subsequent Events").

Our projected cash requirements are based on certain assumptions about our business model and projected growth rate, including, specifically, assumed rates of growth in subscriber activations and assumed rates of growth of service revenue. While we believe these assumptions are reasonable, these growth rates continue to be difficult to predict, and there is no assurance that the actual results that are experienced will meet the assumptions included in our business model and projections. If the future results of operations are significantly less favorable than currently anticipated, our cash requirements will be more than projected. We are in the process of evaluating our future strategic direction. We have been forced to take drastic actions to reduce operating costs and preserve our remaining cash. For example, in February 2004 we effected a reduction in force that reduced our workforce from approximately 166 to 112 employees. The substantial elimination of sales and other personnel may have a negative effect on our future revenues and growth prospects and our ability to support new product initiatives and generate customer demand.

We believe that our available funds, together with existing and anticipated credit facilities, will be adequate to satisfy our current and planned operations for at least the next 12 months.

COMMITMENTS

As of June 30, 2004, we had no outstanding commitments to purchase inventory.

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

In December 2002 we entered into an agreement with UPS pursuant to which UPS prepaid an aggregate of $5 million in respect of network airtime service to be provided beginning January 1, 2004. The $5 million prepayment will be credited against airtime services provided to UPS beginning January 1, 2004, until the prepayment is fully credited. Based on UPS' current level of network airtime usage, we do not expect that UPS will be required to make any cash payments to us in 2004 for service provided during 2004. There are no minimum purchase requirements under our contract with UPS, and the contract may be terminated by UPS on 30 days' notice. If UPS terminates the contract, we will be required to refund any unused portion of the prepayment to UPS. The value of our remaining airtime service obligations to UPS at June 30, 2004 in respect of the prepayment was approximately $4.3 million.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Below are our accounting policies which are both important to our financial condition and operating results, and require management's most difficult, subjective and complex judgments in determining the underlying estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates as they require assumptions that are inherently uncertain.

Inventory
---------

Inventory, which consists primarily of communication devices and accessories, such as power supplies and documentation kits, are stated at the lower of cost or market. Cost is determined using the weighted average cost method. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and record a charge to current period income when such factors indicate that a reduction to net realizable value is appropriate. We consider both inventory on hand and inventory which we have committed to purchase, if any. Periodically, we will offer temporary discounts on equipment purchases. The value of this discount is recorded as a cost of sale in the period in which the sale occurs.

Investment in MSV and Note Receivable from MSV
----------------------------------------------

As a result of the application of "fresh-start" accounting and subsequently modified (see below), the notes and investment in MSV were valued at fair value and we recorded an asset in the amount of approximately $53.9 million representing the estimated fair value of our investment in and note receivable from MSV. Included in this investment is the historical cost basis of our common equity ownership of approximately 48% as of May 1, 2002, or approximately $19.3 million. In accordance with the equity method of accounting, we recorded our approximate 48% share of MSV losses against this basis.

Approximately $6.2 million of the value attributed to MSV is the excess of fair value over cost basis and is amortized over the estimated lives of the underlying MSV assets that gave rise to the basis difference. We are amortizing this excess basis in accordance with the pro-rata allocation of various components of MSV's intangible assets as determined by MSV through independent valuations. Such assets consist of FCC licenses, intellectual property and customer contracts, which are being amortized over a weighted-average life of approximately 12 years.

Additionally, we have recorded the $15.0 million note receivable from MSV, plus accrued interest thereon at its fair value, estimated to be approximately $13.0 million, at "fresh start" after giving affect to discounted future cash flows at market interest rates. This note matures in November 2006, but may be fully or partially repaid prior to maturity in certain circumstances involving the consummation of additional investments in MSV or upon the occurrence of certain other events such as issuance of other indebtedness or the sale of assets by MSV, subject to certain to certain conditions and priorities with respect to payment of other indebtedness. In April 2004, MSV repaid $2.0 of accrued interest on this note, of which $500,000 was used by Motient to repay accrued interest owing to Rare Medium and CSFB.

In November of 2003, we engaged CTA to perform a valuation of our equity interests in MSV as of December 31, 2002. As part of this valuation process, we determined that our equity interest in MSV was not appropriately calculated as of May 1, 2002 due to certain preference rights for certain classes of shareholders in MSV. We reduced our equity interest in MSV from $54 million (inclusive of Motient's $2.5 million convertible note from MSV) to $41 million as of May 1, 2002. As a result of the valuation of MSV, it was determined that the value of our equity interest in MSV was impaired as of December 31, 2002 from the value on our balance sheet. This impairment was deemed to have occurred in the fourth quarter of 2002. We reduced the value of its equity interest in MSV by $15.4 million as of December 31, 2002. It was determined there was no further impairment required as of December 31, 2003 and June 30, 2004.

The valuation of our investment in MSV and our note receivable from MSV are ongoing assessments that are, by their nature, judgmental given that MSV is not traded on a public market and is in the process of developing certain next generation technologies, which depend on approval by the FCC. While the financial statements currently assume that there is value in our investment in MSV and that the MSV note is collectible, there is the inherent risk that this assessment will change in the future and we will have to write down the value of this investment and note.

Deferred Taxes
--------------

We have generated significant net operating losses for tax purposes through June 30, 2004. We have had our ability to utilize these losses limited on two occasions as a result of transactions that caused a change of control in accordance with the Internal Revenue Service Code Section 382. Additionally, since we have not yet generated taxable income, we believe that our ability to use any remaining net operating losses has been greatly reduced; therefore, we have fully reserved for any benefit that would have been available as a result of our net operating losses.

Revenue Recognition
-------------------

We generate revenue principally through equipment sales and airtime service agreements, and consulting services. In 2000, we adopted SAB No. 101 which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In certain circumstances, SAB No. 101 requires us to defer the recognition of revenue and costs related to equipment sold as part of a service agreement.

In December 2003, the Staff of the SEC issued SAB No. 104, "Revenue Recognition", which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements and to rescind the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers", or FAQ, issued with SAB No. 101. Selected portions of the FAQ have been incorporated into SAB No. 104. The adoption of SAB No. 104 did not have a material impact on our revenue recognition policies.

Revenue is recognized as follows:

SERVICE REVENUE: Revenues from our wireless services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. Service discounts and incentives are recorded as a reduction of revenue when granted, or ratably over a contract period. We defer any revenue and costs associated with activation of a subscriber on our network over an estimated customer life of two years.

To date, the majority of our business has been transacted with telecommunications, field services, natural resources, professional service and transportation companies located throughout the United States. We grant credit based on an evaluation of the customer's financial condition, generally without requiring collateral or deposits. We establish a valuation allowance for doubtful accounts receivable for bad debt and other credit adjustments. Valuation allowances for revenue credits are established through a charge to revenue, while valuation allowances for bad debts are established through a charge to general and administrative expenses. We assess the adequacy of these reserves quarterly, evaluating factors such as the length of time individual receivables are past due, historical collection experience, the economic environment and changes in credit worthiness of our customers. If circumstances related to specific customers change or economic conditions worsen such that our past collection experience and assessments of the economic environment are no longer relevant, our estimate of the recoverability of our trade receivables could be further reduced.

EQUIPMENT AND SERVICE SALES: We sell equipment to resellers who market our terrestrial product and airtime service to the public. We also sell our product directly to end-users. Revenue from the sale of the equipment as well as the cost of the equipment, are initially deferred and are recognized over a period corresponding to our estimate of customer life of two years. Equipment costs are deferred only to the extent of deferred revenue.

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

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currently, we do not use derivative financial instruments to manage our interest rate risk. We invest our cash in short-term commercial paper, investment-grade corporate and government obligations and money market funds.

All of Motient's remaining debt obligations are fixed rate obligations. We do not believe that we have any material cash flow exposure due to general interest rate changes on these debt obligations.

ITEM 4.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
----------------------------------

We maintain disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our filings and reports under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC. Such information is accumulated and communicated to our management, including our principal executive officer (currently our executive vice president, chief operating officer and treasurer) and principal financial officer (currently our controller and chief accounting officer), as appropriate, to allow timely decisions regarding required disclosure. Our management, including the principal executive officer (currently our executive vice president, chief operating officer and treasurer) and the principal financial officer (currently our controller and chief accounting officer), recognizes that any set of disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer (currently our executive vice president, chief operating officer and treasurer), principal financial officer (currently our controller and chief accounting officer), of the effectiveness of our disclosure controls and procedures. Based on this evaluation, we concluded that our disclosure controls and procedures were adequate.

As a result of our evaluation of our disclosure controls and procedures for reporting periods in 2003, including certain periods covered in this report, we have taken a number of steps to improve our disclosure controls and procedures over the past 12 months.

         o First, we have established a disclosure committee comprised of senior management and other officers and employees responsible for, or involved in, various aspects of our financial and non-financial reporting and disclosure functions. Although we had not previously established a formal disclosure committee, the functions performed by such committee were formerly carried out by senior management and other personnel who now comprise the disclosure committee.

         o Second, we have instituted regular bi-quarterly meetings to review each department's significant activities and respective disclosure controls and procedures.

         o Third, department managers have to document their own disclosure controls and procedures.

         o Fourth, department managers have been tasked with tracking relevant non-financial operating metrics such as network statistics, headcount and other pertinent operating information. Quarterly reports summarizing this information will be prepared and presented to the disclosure committee and the principal executive officer (currently our executive vice president, chief operating officer and treasurer) and chief financial officer (or persons performing such function, currently our controller and chief accounting officer).

         o Fifth, certain department heads prepare weekly activities reviews, which are shared with the members of the disclosure committee as well as the principal executive officer (currently our executive vice president, chief operating officer and treasurer) and principal financial officer (currently our controller and chief accounting officer). These weekly reviews and the bi-quarterly disclosure committee meetings and associated reports are intended to help inform senior management of material developments that affect our business, thereby facilitating consideration of prompt and accurate disclosure.

As a result of these improvements, management believes that its disclosure controls and procedures, though not as mature or as formal as management intends them ultimately to be, are adequate and effective under the circumstances, and that there are no material inaccuracies or omissions in this quarterly report on Form 10-Q.

In addition to the initiatives outlined above, we have taken the following steps to further strengthen our disclosure controls and procedures:

         o We conduct and document quarterly reviews of the effectiveness of our disclosure controls and procedures;

         o We circulate drafts of our public filings and reports for review to key members of the senior management team representing each functional area; and

         o In conjunction with the preparation of each quarterly and annual report to be filed with the SEC, each senior vice president and department head is required to complete and execute an internal questionnaire and disclosure certification designed to ensure that all material disclosures are reported.

Internal Controls Over Financial Reporting
------------------------------------------

During the course of the fiscal 2002 year-end closing process and subsequent audit of the financial statements for the eight month period ended December 31, 2002, our management and our then-current independent auditors, PricewaterhouseCoopers LLP, identified several matters related to internal controls that needed to be addressed. Several of these matters were classified by the auditors as "reportable conditions" in accordance with the standards of the American Institute of Certified Public Accountants, or AICPA. Reportable conditions involve matters coming to management's or our auditor's attention relating to significant deficiencies in the design or operation of internal control that, in the judgment management and the auditors, could adversely affect our ability to record, process, summarize and report financial data in the financial statements. Our principal executive officer, chief technology officer, chief accounting officer and audit committee are aware of these conditions and of our responses thereto, and consider them to be significant deficiencies as defined in the applicable literature embodying generally accepted auditing standards, or GAAS. On March 2, 2004, we dismissed PricewaterhouseCoopers as our independent auditors. PricewaterhouseCoopers has not reported on Motient's consolidated financial statements for any fiscal period. On March 2, 2004, we engaged Ehrenkrantz Sterling & Co. LLC as our independent auditors to replace PricewaterhouseCoopers and audit our consolidated financial statements for the period May 1, 2002 to December 31, 2002. Friedmen LLP, successor-in-interest to Ehrenkrantz Sterling & Co. LLC, was also engaged to audit our consolidated financial statements for the fiscal year ended December 31, 2003.

The following factors contributed to the significant deficiencies identified by PricewaterhouseCoopers:

         o Rapid shifts in strategy following our emergence from bankruptcy on May 1, 2002, particularly with respect to a sharply increased focus on cost reduction measures;

         o Significant reductions in workforce following our emergence from bankruptcy and over the course of 2002 and 2003, in particular layoffs of accounting personnel, which significantly reduced the number and experience level of our accounting staff;

         o Turnover at the chief financial officer position during the 2002 audit period and subsequently in March of 2003; and

         o The closure in mid-2003 of our Reston, VA facility, which required a transition of a large number of general and administrative personnel to our Lincolnshire, IL facility.

Set forth below are the significant deficiencies identified by management and PricewaterhouseCoopers, together with a discussion of our corrective actions with respect to such deficiencies through August 10, 2004.

PricewaterhouseCoopers recommended several adjustments to the financial statements for the periods ended April 30, June 30, September 30 and December 31, 2002. During the 2002 audit period, PricewaterhouseCoopers noted several circumstances where our internal controls were not operating effectively. Although these circumstances continued in 2003, management began to address these issues formally in March 2003.

Specifically, PricewaterhouseCoopers noted that:

         o Timely reconciliation of certain accounts between the general ledger and subsidiary ledger, in particular accounts receivable and fixed assets, was not performed;

         o Review of accounts and adjustments by supervisory personnel on monthly cut-off dates, in particular fixed assets clearing accounts, accounts receivable reserve and inventory reserve calculations, was not performed;

         o Cut-off of accounts at balance sheet dates related to accounts payables, accrued expenses and inventories was not achieved; and

         o No formal policy existed to analyze impairment of long-lived assets on a recurring basis.

PricewaterhouseCoopers recommended that management institute a thorough close-out process, including a detailed review of the financial statements, comparing budget to actual and current period to prior period to determine any unusual items. They also recommended that we prepare an accounting policy and procedures manual for all significant transactions to include procedures for revenue recognition, inventory allowances, accounts receivable allowance, and accruals, among other policies.

In response to these comments, we have taken the following actions:

         o In June 2003, we initiated a process of revising, updating and improving our month-end closing process and created a checklist containing appropriate closing procedures.

         o We have increased our efforts to perform monthly account reconciliations on all balance sheet accounts in a timely fashion.

         o Beginning in July 2003, on a monthly basis the corporate controller began reviewing balance sheet account reconciliations.

         o We have implemented and distributed a written credit and collections policy, which includes reserve calculations and write-off requirements.

         o All accounts receivable sub-ledgers are reconciled to the general ledger monthly, and on a monthly basis inventory reports are produced, sub-ledgers are reconciled to the general ledger and the reserve account is analyzed.

         o Since September 2003, the fixed assets clearing account is no longer being used, and all asset additions are reviewed by the corporate controller to determine proper capitalization and balance sheet classification.

         o As of July 2003, all monthly income statement accounts are analyzed by the corporate controller prior to release of the financial statements.

         o We are preparing an accounting policy and procedures manual to include procedures for all significant policies, business practices, and routine and non-routine procedures performed by each functional area.

         o Over the course of the third quarter of 2003, we updated our procedures for the preparation of a monthly financial reporting package to include management's discussion and analysis of results of operations, financial statements, cash and investments reporting and month-to-month variances. Under these procedures, departmental results of operations are also prepared and provided to appropriate department managers on a monthly basis.

In addition to the above, since April 2003 we have reevaluated our staffing levels, reorganized the finance and accounting organization and replaced ten accounting personnel with more experienced accounting personnel, including, among others, a new chief financial officer, chief accounting officer and corporate controller, a manager of revenue assurance and a manager of financial services.

While management has moved expeditiously and committed considerable resources to address the identified internal control deficiencies, management has not been able to fully execute all of the salutary procedures and actions it deems desirable. It will take some additional time to realize all of the benefits of management's initiatives, and we are committed to undertaking ongoing periodic reviews of our internal controls to assess the effectiveness of such controls. We believe the effectiveness of our internal controls is improving and we further believe that the financial statements included in this quarterly report on Form 10-Q are fairly stated in all material respects. However, new deficiencies may be identified in the future. Management expects to continue its efforts to improve internal controls with each passing quarter.

Our current auditors, Friedman LLP, successor-in-interest to Ehrenkrantz Sterling & Co. LLC, agree that the matters described above constitute significant deficiencies and have communicated this view to our audit committee.

                           PART II. OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

Please see the discussion regarding Legal Proceedings contained in Note 5 ("Legal and Regulatory Matters") of notes to consolidated financial statements, which is incorporated by reference herein.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

SALE OF COMMON STOCK

On April 7, 2004, Motient sold 4,215,910 shares of its common stock at a per share price of $5.50 for an aggregate purchase price of $23.2 million to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio, Ltd., The Altar Rock Fund L.P., Tudor Proprietary Trading, L.L.C., Highland Crusader Offshore Partners, L.P., York Distressed Opportunities Fund, L.P., York Select, L.P., York Select Unit Trust, M&E Advisors L.L.C., Catalyst Credit Opportunity Fund, Catalyst Credit Opportunity Fund Offshore, DCM, Ltd., Greywolf Capital II LP and Greywolf Capital Overseas Fund and LC Capital Master Fund. The sale of these shares was not registered under the Securities Act of 1933, as amended (the "Securities Act") and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, the Company signed a registration rights agreement with the holders of these shares. Among other things, this registration rights agreement requires the Company to file and cause to make effective a registration statement permitting the resale of the shares by the holders thereof. Motient also issued warrants to purchase an aggregate of 1,053,978 shares of its common stock to the investors listed above, at an exercise price of $5.50 per share. Motient's registration statement registering the shares issued in this transaction became effective on July 13, 2004, prior to the deadline imposed by the registration rights agreement. Therefore, the warrants issued in this transaction will never vest.

In connection with this sale, Motient issued to Tejas Securities Group, Inc., Motient's placement agent for the sale, and certain members of CTA, warrants to purchase 600,000 and 400,000 shares, respectively, of its common stock. CTA assisted Tejas Securities on certain due diligence matters for this transaction. The exercise price of these warrants is $5.50 per share. The warrants are immediately exercisable upon issuance and have a term of five years. Motient also paid Tejas Securities Group, Inc. a placement fee of $350,000 at closing. The warrants were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act.

ADDITIONAL SALE OF COMMON STOCK

On July 1, 2004, Motient sold 3,500,000 shares of its common stock at a per share price of $8.57 for an aggregate purchase price of $30.0 million to The Raptor Global Portfolio Ltd., The Tudor BVI Global Portfolio, Ltd., The Altar Rock Fund L.P., Tudor Proprietary Trading, L.L.C., York Distressed Opportunities Fund, L.P., York Select, L.P., York Select Unit Trust, York Global Value Partner, L.P., Catalyst Credit Opportunity Fund, Catalyst Credit Opportunity Fund Offshore, DCM, Ltd., Rockbay Capital Fund, LLC, Rockbay Capital Investment

Fund, LLC, Rockbay Capital Offshore Fund, Ltd., Glenview Capital Partner, L.P., Glenview Institutional Partners, L.P., Glenview Capital Master Fund, Ltd., GCM Little Arbor Master Fund, Ltd., OZ Master Fund, Ltd., OZ Mac 13 Ltd., Fleet Maritime, Inc., John Waterfall, Edwin Morgens, Greywolf Capital II, L.P., Greywolf Capital Overseas Fund, Highland Equity Focus Fund, L.P., Highland Equity Fund, L.P., Singer Children's Management Trust, and Strome Hedgecap Limited. The sale of these shares was not registered under the Securities Act and the shares may not be sold in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, Motient signed a registration rights agreement with the holders of these shares. Among other things, this registration rights agreement requires Motient to file and cause to make effective a registration statement permitting the resale of the shares by the holders thereof. Motient also issued warrants to purchase an aggregate of 525,000 shares of its common stock to the investors listed above, at an exercise price of $8.57 per share. Motient's registration statement registering the shares issued in this transaction became effective on July 13, 2004, prior to the deadline imposed by the registration rights agreement. Therefore, the warrants issued in this transaction will never vest.

In connection with this sale, Motient issued to certain CTA affiliates and certain affiliates of Tejas Securities Group, Inc., our placement agent for the private placement, warrants to purchase 340,000 and 510,000 shares, respectively, of our common stock. CTA assisted Tejas Securities on certain due diligence matters for this transaction. The exercise price of these warrants is $8.57 per share. The warrants are immediately exercisable upon issuance and have a term of five years. Motient also paid Tejas Securities Group, Inc. a placement fee of $850,000 at closing. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or
Section 4(2) of the Securities Act.

In April 2004, former employees Walter Purnell, Michael Fabbri and Daniel Croft were issued an aggregate of 291,684 unregistered shares upon the exercise of options they held under the Company's 2002 Employee Stock Option Plan. CTA assisted Tejas Securities on certain due diligence matters for this transaction. The company received proceeds from this issuance of $875,052. The shares were issued pursuant to an exemption from registration afforded by Sections 4(1) and/or 4(2) of the Securities Act. The Company did not pay any underwriter a placement fee in connection with this issuance.

The Company filed registration statements on Forms S-1 and S-8 with the SEC on July 2, 2004. The Company will not receive any proceeds from the sale of the shares registered thereby. Motient's Registration Statement became effective on July 13, 2004.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

Please see the discussion regarding the defaults under our term credit agreement contained in Note 3 ("Liquidity and Financing") of notes to consolidated financial statements, which is incorporated by reference herein.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)      EXHIBITS.

         The Exhibit Index filed herewith is incorporated herein by reference.

(b)      CURRENT REPORTS ON FORM 8-K

         On April 8, 2004, the Company filed a Current Report on Form 8-K, in response to Items 5 and 7, to report the sale of 4,215,910 shares of its common stock at a per share price of $5.50 per share.

         On July 8, 2004, the Company filed a Current Report on Form 8-K, in response to Items 7, to report the issuance of a press release regarding an investor's call.

         On July 9, 2004, the Company filed a Current Report on Form 8-K, in response to Items 7, to report the issuance of a press release regarding the rescheduling of an investor's call.

         On July 15, 2004, the Company filed a Current Report on Form 8-K, in response to Items 7 and 9, to report the transcript of an investor's call.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        MOTIENT CORPORATION
                                        (Registrant)

August 16, 2004                         /s/Christopher W. Downie
                                        ----------------------------------------
                                        Christopher W. Downie
                                        Executive Vice President, Chief
                                        Operating Officer and Treasurer
                                        (principal executive officer and duly
                                        authorized officer to sign on behalf of
                                        the registrant)

                                  EXHIBIT INDEX

NUMBER   DESCRIPTION

10.42    Warrant Issued to Motorola, Inc. (filed herewith).

31.1 Certification Pursuant to Rule 13a-14(a)/15d-14(a), of the Executive Vice President, Chief Operating Officer and Treasurer (principal executive officer) (filed herewith).

31.2 Certification Pursuant to Rule 13a-14(a)/15d-14(a), of the Controller and Chief Accounting Officer (principal financial officer) (filed herewith)

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Executive Vice President, Chief Operating Officer and Treasurer (principal executive officer) (filed herewith).

32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Controller and Chief Accounting Officer (principal financial officer) (filed herewith)

                                                                   EXHIBIT 10.42

THIS WARRANT AND ANY SECURITIES ACQUIRED UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE. NEITHER THIS WARRANT, SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH STATE SECURITIES LAWS.

                               MOTIENT CORPORATION

                   WARRANT TO PURCHASE SHARES OF COMMON STOCK

                  _____________________________________________

                                  July 9, 2004

         This Warrant (this "WARRANT") is the warrant referred to in and issued pursuant to that certain letter agreement (the "LETTER AGREEMENT"), dated June 18, 2004, by and between Motient Corporation (the "COMPANY"), Motient Communications Inc., Motient Services Inc., Motient License Inc., Motient Holdings Inc., M&E Advisors, L.L.C., Motorola Credit Corporation and Motorola, Inc. ("HOLDER").

         This Warrant certifies that, for good and valuable consideration, the Company grants to Holder or its permitted assigns (the "WARRANTHOLDER"), the right to subscribe for and purchase from the Company, at any time during the Exercise Period (as defined herein), two hundred thousand (200,000) shares of Common Stock (the "WARRANT SHARES"), at the exercise price per share of eight dollars and sixty eight cents ($8.68) (the "EXERCISE PRICE"), all subject to the terms, conditions and adjustments herein set forth. The number of Warrant Shares is subject to adjustment as provided in ARTICLE III.

I.       DEFINITIONS

              1.1 DEFINITIONS. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

                  "AFFILIATE" with respect to any Person, shall mean any other Person that directly or indirectly, controls, is controlled by, or is under common control with, such Person.

                  "BUSINESS DAY" means any day other than a Saturday, Sunday or a day on which national banks are authorized by law to close in the State of New York.

                  "CLOSING PRICE" of a share of Common Stock for any day shall mean the last reported sales price, regular way, or, in the event that no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the principal national securities exchange on which such Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the Nasdaq National Market System or the Nasdaq SmallCap Market or, if such security is not quoted on the Nasdaq National Market System or the Nasdaq SmallCap Market, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by Nasdaq or, if bid and asked prices for such security on each such day shall not have been reported by Nasdaq, the average of the bid and asked prices for such day as furnished by any reputable investment banking firm regularly making a market in such security selected for such purpose by the Board of Directors of the Company or a committee thereof. If the Closing Price cannot be calculated on such date on any of the foregoing bases, the Closing Price of such security on such date shall be the fair market value as reasonably determined by an Independent Financial Expert selected for such purpose by the Board of Directors of the Company or a committee thereof.

                  "COMMON STOCK" means the common stock, par value $0.01 per share, of the Company.

                  "GOVERNMENTAL AUTHORITY" means any foreign, federal, state, local or other governmental authority or regulatory body having jurisdiction over the Company, its Affiliates or the Warrantholder.

                  "INDEPENDENT FINANCIAL EXPERT" means a nationally recognized investment banking firm that does not (and whose directors, officers, employees and Affiliates do not) have a direct or indirect financial interest in the Company or any of its Affiliates, that has not been and at the time it is called upon to give independent financial advice to the Company is not (and none of whose directors, officers, employees or Affiliates is) a promoter, director or officer of the Company or any of its Affiliates, and that does not provide any advice or opinions to the Company or any of its Affiliates.

                  "PERSON" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

                  "SECURITIES ACT" means the Securities Act of 1933, as amended from time to time.

II.      EXERCISE OF WARRANT

         2.1 EXERCISE PERIOD. On the terms and subject to the conditions contained herein, the Warrantholder may exercise this Warrant on any Business Day starting on the date hereof and ending at 5:00 p.m., Eastern Standard Time, on July 9, 2009 (THE "EXERCISE PERIOD"), for all or any part of the Warrant Shares.

         2.2 EXERCISE PROCEDURE. To exercise this Warrant, the Warrantholder shall deliver to the Company at its principal executive offices: (a) payment of the aggregate Exercise Price in the manner provided in SECTION 2.3 (as computed by multiplying (A) the Exercise Price by (B) the number of shares of Common Stock for which the Warrantholder is exercising this Warrant at such time); (b) a completed and properly executed Notice of Exercise in substantially the form attached hereto as ANNEX I; and (c) this Warrant. Upon receipt of the aggregate Exercise Price and the required deliverables pursuant to the preceding sentence, the Company shall, within three (3) Business Days thereafter, subject to receipt of any required regulatory approvals (including expiration of any required waiting period), deliver to the Warrantholder duly executed certificate(s) representing the aggregate number of shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a Warrant Share as provided in SECTION 2.6. Such stock certificate(s) shall be in such denominations and registered in the name(s) as the Warrantholder shall request in the Notice of Exercise. If this Warrant shall have been exercised in part, the Company shall deliver to the Warrantholder a new warrant evidencing the rights of the Warrantholder to purchase the remaining Warrant Shares issuable (which shall in all other respects be identical to this Warrant). All shares of Common Stock issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable and without any preemptive rights.

         2.3 PAYMENT OF EXERCISE PRICE. The Exercise Price for the Warrant Shares being purchased may be paid in cash, by certified check or by wire transfer to an account designated in writing by the Company.

         2.4 RESTRICTIONS. The Company shall not be required to issue any shares of Common Stock under this Warrant if the issuance of such shares would constitute a violation by the Company of any provision of any law, rule or regulation of (i) any Governmental Authority, including without limitation, compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and compliance with registration or qualification requirements of applicable federal and state securities laws or (ii) any applicable self governing organization or stock exchange, including without limitation, the rules, regulations or listing requirements of any such organization or stock exchange. If at any time the Company shall determine, based upon the advice of counsel, that the registration, qualification or listing of any shares subject to this Warrant under any applicable state or federal law or other applicable rules or regulations (including those of any applicable stock exchange), or any filing or expiration of any waiting period under the HSR Act, is necessary as a condition of, or in connection with, the issuance of shares, the Company shall not be required to issue any shares of Common Stock under this Warrant unless and until the Company has received evidence reasonably satisfactory to it that such laws, rules or regulations have been complied with and/or such filing has been made and the applicable waiting period has expired under the HSR Act.

         2.5 PAYMENT OF TAXES. The Company shall pay all stamp taxes and other similar charges with respect to the issue or delivery of Common Stock hereunder. The Company shall not be required to pay any transfer tax or other similar charge imposed in connection with the issue of any stock certificate in any name other than that of the Warrantholder, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the reasonable satisfaction of the Company that no such tax or other charge is due.

         2.6 FRACTIONAL SHARES. The Company shall not be required to issue any fractional shares of Common Stock upon exercise of this Warrant. In lieu of any fractional share to which the Warrantholder would otherwise be entitled upon exercise of this Warrant, the Company shall make a cash payment in an amount equal to the product of (a) the Closing Price per share of Common Stock on the date of exercise MULTIPLIED by (b) the fraction of a share.

III.     ADJUSTMENTS

         3.1 SUBDIVISION OR COMBINATION OF COMMON STOCK. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, then as of the record date for effecting such subdivision the number of shares issuable upon exercise of this Warrant will be proportionately increased and the Exercise Price in effect immediately prior to such subdivision shall be proportionately decreased. If the Company at any time combines (by reverse stock split, recapitalization or otherwise) its outstanding shares of Common Stock into a smaller number of shares, then as of the record date for effecting such combination the number of shares issuable upon exercise of this Warrant will be proportionately decreased and the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

         3.2 CONSOLIDATION, MERGER, ETC. In case of any consolidation or merger of the Company with or into any other Person, or (a) any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization or in connection with which the Common Stock (or other securities issuable upon exercise of this Warrant) shall be changed into or exchanged for stock of any other entity or cash or other property, (b) any transaction in which in excess of 50% of the Company's voting power is transferred to a Person not a stockholder immediately prior to the consummation of such transaction, (c) any sale of all or substantially all of the assets of the Company or (d) a capital reorganization or reclassification of the Common Stock (or other securities issuable upon exercise of this Warrant) that does not result in an adjustment pursuant to
Section 3.1 (any such transaction being hereinafter referred to as a "REORGANIZATION"), then, in each case, the Warrantholder, on exercise hereof at any time after the consummation or effective date of such Reorganization, shall receive, in lieu of the Warrant Shares issuable on such exercise prior to the date of such Reorganization, the stock, other securities, cash or other property to which such holder would have been entitled upon the date of such Reorganization if such holder had exercised this Warrant immediately prior thereto.

         3.3 NOTICE OF ADJUSTMENT. Whenever an event necessitating an adjustment to this Warrant pursuant to this ARTICLE III occurs, the Company shall promptly deliver written notice thereof, by first class mail, postage prepaid, addressed to the Warrantholder in accordance with SECTION 8.5, which notice shall state the increase or decrease in the number or other denominations of securities purchasable and exercise price payable upon the exercise of this Warrant setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

IV.      RESTRICTIONS ON TRANSFER OF WARRANT AND WARRANT SHARES

         4.1 RESTRICTIONS ON TRANSFER. The Warrantholder, by its acceptance of this Warrant, agrees to be bound by the provisions of this ARTICLE IV and acknowledges and confirms that this Warrant and any Warrant Shares issued upon exercise of this Warrant have not been registered under the Securities Act or any applicable state securities laws, and may not be sold or transferred except in compliance with and subject to the Securities Act and such state securities laws. Unless and until this Warrant and such Warrant Shares have been registered under the Securities Act and such state securities laws, the Company may require, as a condition to effecting any sale or transfer of this Warrant or such Warrant Shares on the books of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that an exemption from registration under the Securities Act and such state securities laws is available for the proposed transfer or assignment or a certification reasonably satisfactory to the counsel of the Company in its professional determination from the transferee that it is an "ACCREDITED INVESTOR" as defined under the Securities Act and regulations promulgated thereunder. Any purported sale or transfer of this Warrant and/or such Warrant Shares shall be null and void unless made in compliance with the conditions set forth in this ARTICLE IV. Except as provided in SECTION 4.2, (a) this Warrant and any warrant of the Company issued in exchange or replacement for this Warrant shall be stamped or otherwise imprinted with a legend in substantially the form set forth on the cover of this Warrant, (b) each stock certificate for Warrant Shares issued upon the exercise of this Warrant and each stock certificate issued upon the transfer of any such Warrant Shares shall be stamped or otherwise imprinted with a legend substantially to the same effect.

         4.2 TERMINATION OF RESTRICTIONS. The restrictions imposed by SECTION
4.1 upon the transferability of this Warrant and the Warrant Shares shall terminate: (a) when and so long as this Warrant or any such Warrant Shares shall have been effectively registered under the Securities Act and transferred in compliance therewith; or (b) when the Company shall have received an opinion of counsel reasonably satisfactory to it that this Warrant or such Warrant Shares may be transferred without registration thereof under the Securities Act; PROVIDED, HOWEVER, that if the Warrant or the Warrant Shares have been held (both legally and beneficially) by the Warrantholder for at least one (1) year and is proposed to be sold in compliance with Rule 144 under the Securities Act, no such opinion of counsel shall be required. Whenever the legend requirements imposed by SECTION 4.1 shall terminate as to this Warrant or the Warrant Shares, the holder of this Warrant or any Warrant Shares shall be entitled to receive from the Company, at the Company's expense, a new warrant or a new stock certificate representing the Warrant Shares, as the case may be, not bearing the restrictive legend described in SECTION 4.1.

         4.3 COMPLIANCE WITH SECURITIES LAWS. The Warrantholder, by acceptance hereof, represents to the Company that this Warrant and any Warrant Shares purchased upon exercise of this Warrant are being acquired solely for the Warrantholder's own account and not as a nominee for any other party, and for investment, and that the Warrantholder will not offer, sell or otherwise dispose of this Warrant or any such Warrant Shares except under circumstances that will not result in a violation of the Securities Act or any applicable state securities laws.

         4.4 TRANSFER PROCEDURE. Subject to compliance with the other provisions of this ARTICLE IV, transfer of this Warrant, in whole or in part, shall occur upon surrender of this Warrant at the principal executive offices of the Company, together with a duly executed written assignment of this Warrant in substantially the form attached hereto as ANNEX II and funds sufficient to pay any transfer taxes payable upon the making of such transfer and, if required, an opinion of counsel reasonably acceptable to counsel of the Company in its professional determination concerning the compliance of such transfer with the Securities Act and applicable state securities laws. Upon receipt of such items, the Company shall execute and deliver a new warrant or warrants in the name of the assignee or assignees and in the denomination(s) specified in such instrument of assignment, and shall issue to the assignor a new warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.

V.       RESTRICTIONS ON TRANSFER OF WARRANTS

         The Warrantholder, by its acceptance of this Warrant, agrees that it will not directly, or indirectly, offer to sell, sell, contract to sell, grant or sell to any other person any option, right or warrant to purchase, lend, assign, pledge, transfer, hypothecate or otherwise dispose of or encumber any of the Warrants, or dispose of any beneficial interest therein, except to (i) successors to Warrantholder in a merger or consolidation, (ii) purchasers of all or substantially all of the assets of Warrantholder or (iii) shareholders of Warrantholder or shareholders or partners of its transferees in the event of liquidation or dissolution.

VI.      NECESSARY ACTIONS

         The Company will: (a) use its commercially reasonable efforts to obtain all such authorizations, approvals, exemptions or consents from any Governmental Authority having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant (including, without limitation, making all necessary filings with such Governmental Authorities); (b) take all necessary steps (including, without limitation, making appropriate amendments to its certificate of incorporation) to ensure that the Company has authorized a sufficient number of authorized but unissued shares of its Common Stock to provide for the issuance of the Warrant Shares; (c) reserve from such authorized but unissued shares of Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of this Warrant; and (d) take all actions as may be necessary or appropriate to ensure that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant that are not subject to any preemptive rights and are free from all taxes, liens, security interests, charges, and other encumbrances with respect to the issuance thereof, other than taxes in respect of any transfer occurring contemporaneously with such issuance.

VII.     LOSS OR MUTILATION

         On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (a) in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company; or (b) in the case of mutilation, on surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

VIII.    MISCELLANEOUS

         8.1 ENTIRE AGREEMENT. This Warrant constitutes the entire agreement between the Company and the Warrantholder with respect to the Warrant.

         8.2 NONWAIVER. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Warrantholder shall operate as a waiver of such right or otherwise prejudice the Warrantholder's rights, powers or remedies.

         8.3 BINDING EFFECT; NO THIRD-PARTY BENEFICIARIES. This Warrant shall inure to the benefit of and shall be binding upon the Company and the Warrantholder and their respective successors and permitted assigns. Nothing in this Warrant, expressed or implied, is intended to or shall confer on any Person other than the Company and the Warrantholder, or their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Warrant.

         8.4 SECTION AND OTHER HEADINGS. The section and other headings contained in this Warrant are for reference purposes only and shall not be deemed to be a part of this Warrant or to affect the meaning or interpretation of this Warrant.

         8.5 NOTICES. Except as otherwise expressly provided herein, all notices and deliveries referred to in this Warrant shall be in writing (including facsimile transmission or similar writing) and shall be given to such party at its address or facsimile number set forth on the signature pages hereof. Each such notice, request or other communication shall be deemed received by the other party (i) if given by facsimile transmission, when transmitted to the facsimile number specified in this Section and confirmation of receipt is received, (ii) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when delivered at the address specified in this Section.

         8.6 SEVERABILITY. Whenever possible, each provision of this Warrant will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Warrant or the validity, legality or enforceability of this Warrant in any other jurisdiction. In such event, this Warrant will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

         8.7 GOVERNING LAW. All questions concerning the construction, validity and interpretation of this warrant and the issuance of securities hereunder will be governed by and construed in accordance with the internal laws of the State of delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of delaware.

         8.8 RIGHTS OR LIABILITIES AS STOCKHOLDER. The Warrantholder shall be deemed to have become a holder of record of the shares of Common Stock issuable under SECTION 2.2 as of the date on which all required deliverables pursuant to
SECTION 2.2 have been received by the Company. Until such time the Warrantholder shall not have any voting rights or other rights or liabilities of a stockholder of the Company with respect to the Common Stock issuable hereunder.

         8.9 AMENDMENT. No amendment or waiver of any provision of this Warrant shall be effective without the prior written consent of the Company and the Warrantholder.

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer as of the date first written above.

                                                    MOTIENT CORPORATION

                                                    By: /s/ Chris Downie
                                                        ------------------------
                                                        Christopher Downie
                                                        Executive Vice President
                                                        Chief Operating Officer

                                                    WARRANTHOLDER INFORMATION:

                                                    Motorola, Inc.
                                                    1303 East Algonquin Rd.
                                                    Schaumburg, IL 60196

                                     Annex I
                                     -------
                               NOTICE OF EXERCISE
                               ------------------
                 (To be executed upon exercise of this Warrant)

                  The undersigned hereby irrevocably elects to exercise the right represented by this Warrant to purchase _________ shares of Common Stock, and herewith tenders to the Company as payment for such shares the amount of $__________ in accordance with the terms of this Warrant. The undersigned requests that a certificate for such shares be registered in the name of each of the following:
                            Name: __________________
                           Address: ________________
                                  __________________
                                  __________________

and that each certificate be delivered to the above at the address indicated.
                  The undersigned represents that it is an accredited investor (as defined in applicable rules and regulations under the Securities Act of 1933, as amended), and that it is acquiring such shares of Common Stock for its own account for investment and not with a view to or for sale in connection with any distribution thereof.
Dated:  __________________________

                                        Signature ___________________________
                                                  ___________________________
                                                        (Print Name)
                                                  ___________________________
                                                       (Street Address)
                                                  ___________________________
                                                   (City) (State) (Zip Code)

                                    Annex II
                                    --------
                               WRITTEN ASSIGNMENT
                               ------------------

                  FOR VALUE RECEIVED, __________________ hereby sells, assigns, and transfers unto__________________________________________ (please print name and address) this Warrant, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _____________________ Attorney, to transfer the Warrant on the books of Motient Corporation with full power of substitution.

Dated:                                            ------------------------------
       ---------------------------                Signature

SIGNATURE GUARANTEED:

---------------------------------------
The signature to the assignment must correspond to the name of the registered holder of this Warrant on the books and records of the Company in every particular, without alteration or any change whatsoever, and must be guaranteed by a participant in the Security Transfer Agents Medallion Program or an institution receiving prior approval of the Company. If the assignment is signed pursuant to a power of attorney, such power of attorney must be attached hereto.

                                                                    EXHIBIT 31.1

                                  CERTIFICATION

         The undersigned, in his capacity as the Executive Vice President, Chief Operating Officer and Treasurer of Motient Corporation, being the principal executive officer, provides the following certification required by 18 U.S.C.
Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         I, Christopher W. Downie, hereby certify that:

         1. I have reviewed this quarterly report on Form 10-Q of Motient Corporation, a Delaware corporation (the "Company");

         2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

         3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

         4. The other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

                  (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

         5. The other certifying officer and I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

                  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

                                                /s/ Christopher W. Downie
                                                --------------------------------
                                                Christopher W. Downie

                                                Executive Vice President, Chief
                                                Operating Officer and Treasurer
                                                (principal executive officer)

                                                August 16, 2004

                                                                    EXHIBIT 31.2

                                  CERTIFICATION

         The undersigned, in his capacity as the Controller and Chief Accounting Officer of Motient Corporation, being the principal financial officer, provides the following certification required by 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         I, Myrna J. Newman, hereby certify that:

         1. I have reviewed this quarterly report on Form 10-Q of Motient Corporation, a Delaware corporation (the "Company");

         2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

         3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

         4. The other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

                  (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

         5. The other certifying officer and I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

                  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

                                         /s/ Myrna J. Newman
                                         ---------------------------------------
                                         Myrna J. Newman

                                         Controller and Chief Accounting Officer
                                         (principal financial officer)

                                         August 16, 2004

                                                                    EXHIBIT 32.1

           CERTIFICATION PURSUANT TO 8 U.S.C. SECTION 1350, AS ADOPTED
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the quarterly report of Motient Corporation, a Delaware corporation (the "COMPANY"), on Form 10-Q for the period ending June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "REPORT"), I, Christopher W. Downie, Executive Vice President, Chief Operating Officer and Treasurer of the Company, certify, in my capacity as principal executive officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge and based on my review of the Report:

         1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                      /s/ Christopher W. Downie
                                      ------------------------------------------
                                      Executive Vice President, Chief Operating
                                      Officer and Treasurer (principal executive
                                      officer)

                                      August 16, 2004

                                                                    EXHIBIT 32.2

           CERTIFICATION PURSUANT TO 8 U.S.C. SECTION 1350, AS ADOPTED
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the quarterly report of Motient Corporation, a Delaware corporation (the "COMPANY"), on Form 10-Q for the period ending June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "REPORT"), I, Myrna J. Newman, Controller and Chief Accounting Officer of the Company, certify, in my capacity as principal financial officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge and based on my review of the
Report:

         1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                         /s/ Myrna J. Newman
                                         ---------------------------------------
                                         Controller and Chief Accounting Officer
                                         (principal financial officer)

                                         August 16, 2004